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As filed with the Securities and Exchange Commission on May 30, 2008

Registration No. 333-150335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FOAMEX INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3086 (Primary Standard Industrial Classification Code Number)	05-0473908 (I.R.S. Employer Identification Number)
1000 Columbia Avenue Linwood, Pennsylvania 19061 (610) 859-3000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Andrew R. Prusky, Esq.
Senior Vice President, Legal
1000 Columbia Avenue
Linwood, Pennsylvania 19061
(610) 859-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Judith R. Thoyer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable on or after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock, par value $0.01 per share	$75,000,000(2)	$2,948(3)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)
This registration statement also includes 2,000,000 shares of common stock that may be issued for no additional consideration pursuant to the terms of this offering.
(3)
Previously paid.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 30, 2008

PRELIMINARY PROSPECTUS

FOAMEX INTERNATIONAL INC.
117,384,615 Shares of Common Stock

           We are offering shares of our common stock for purchase by the lenders under our second lien term loan facility. We refer to all such lenders as eligible participants. The purchase price per share will be $0.65 per share. The purchase price is to be satisfied by a subscribing eligible participant through an assignment, on a dollar-for-dollar basis at par, of the principal amount of loans under our second lien term loan facility.

           Our common stock is traded over the counter under the trading symbol "FMXL.PK." On the last trading day prior to the date of this prospectus, the last reported sale price for our common stock was $        per share. As of the date of this prospectus, we had $175.0 million in principal amount of indebtedness outstanding under our second lien term loan facility and there were approximately         million shares of our common stock outstanding eligible for rights under the rights offering as described below.

           We have entered into an equity commitment agreement, dated April 1, 2008, and certain related agreements with certain of our stockholders, whom we refer to as the Significant Equityholders, pursuant to which such stockholders have agreed, subject to a limited number of conditions, to acquire an aggregate of $100.0 million of our common stock, at $0.65 per share, by assignment to us of loans outstanding under our second lien term loan facility and/or in cash. See "Certain Relationships and Related Transactions—Equity Commitment Agreement." Each of the Significant Equityholders, as identified herein, is an eligible participant.

           Concurrent with this offering, we are commencing a rights offering, which we refer to as the rights offering, to holders of our common stock on                        , 2008, the record date for the rights offering. We refer to the transactions contemplated by the equity commitment agreement, this offering and the rights offering collectively as the Transactions and we refer to this offering and the rights offering together as the offerings. See "The Rights Offering." The rights offering is being made pursuant to a separate prospectus.

           We will not receive any cash proceeds from this offering. The Transactions are being made to deleverage our Company to decrease our interest expense and increase our financial stability. Any loans assigned to us in connection with this offering will reduce our indebtedness dollar-for-dollar under our second lien term loan facility. Pursuant to the terms of our first lien term loan facility, we must use the net cash proceeds from the rights offering to repay a portion of our indebtedness under our first lien term loan facility. See "Use of Proceeds."

           Eligible participants (other than the Significant Equityholders) who subscribe for shares of our common stock in this offering and whose assignment agreements are received by the subscription agent on or prior to                        , 2008 will receive an early participation premium in the form of additional shares of our common stock equal to 2% of the number of shares of our common stock acquired in this offering pursuant to an assignment to us of loans under our second lien term loan facility delivered to the subscription agent on or prior to such date (we refer to the period between the commencement of this offering through and including                       , 2008 as the early participation period). Eligible participants (other than the Significant Equityholders) will be entitled to receive an early participation premium even if they do not assign the full balance of loans under the second lien term loan facility to us in this offering. See "Offering Terms—Early Participation Premium." We will provide for an identical early participation premium as part of the rights offering. See "The Rights Offering."

           We will issue approximately 102.0 million shares of our common stock if all eligible participants (other than the Significant Equityholders) participate in this offering during the early participation period. Pursuant to the equity commitment agreement, we will issue an aggregate of approximately 166.0 million shares of our common stock to the Significant Equityholders (including approximately 12.2 million shares of our common stock to be issued to the Significant Equityholders as a premium under the equity commitment agreement). In addition, we will issue approximately 110.7 million shares of our common stock if all rights (other than those held by the Significant Equityholders) are exercised in the rights offering during the early participation period.

           This offering and the rights offering are subject to certain restrictions intended to increase the likelihood that we may be able to preserve our ability to apply certain net operating loss carryforwards, or NOLs, and certain beneficial ownership limitations with regard to certain of the Significant Equityholders. See "Offering Terms—NOL Limitations" and "—Beneficial Ownership Limitations." Unless indicated otherwise, all disclosures in this prospectus of shares issuable pursuant to the Transactions, do not reflect the application of any NOL or beneficial ownership limitations.

Offering Proceeds

	Total(1)	Per Share(1)
	(in millions)
Gross proceeds from this offering	$65.0	$0.64
Estimated cash expenses of this offering	$4.0	$0.04

Net proceeds from this offering.	$61.0	$0.60

(1)
Assumes the issuance of an aggregate of approximately 102.0 million shares upon the assignment to us during the early participation period of all loans (other than $110.0 million of loans held by the Significant Equityholders) outstanding under our second lien term loan facility pursuant to this offering.

Proceeds from the Transactions

	Minimum(1)		Maximum(2)
	Total	Per Share	Total	Per Share
	(in millions)		(in millions)
Gross proceeds (in cash in the rights offering and in principal amount of loans under our second lien term loan facility) from the Transactions(1)	$100.0	$0.60	$235.6	$0.62
Estimated cash expenses of the Transactions	8.0	0.05	8.0	0.02

Net proceeds from the Transactions	$92.0	$0.55	$227.6	$0.60

(1)
Assumes the satisfaction in full by the Significant Equityholders of their obligations under the equity commitment agreement and the issuance of approximately 166.0 million shares of our common stock thereunder and no participation by our other stockholders in the rights offering and no participation by other eligible participants in this offering.

(2)
Assumes the satisfaction in full by the Significant Equityholders of their obligations under the equity commitment agreement and the issuance of approximately 166.0 million shares of our common stock thereunder and full participation by our other stockholders in the rights offering and full participation by other eligible participants in this offering, resulting in the issuance of an aggregate of approximately 110.7 million and 102.0 million shares of our common stock in the rights offering and this offering, respectively. The Significant Equityholders currently hold $110.0 million of loans under our second lien term loan facility. We have assumed no additional participation in the offerings by the Significant Equityholders beyond their obligations under the equity commitment agreement.

           We urge you to carefully read the "Risk Factors" section beginning on page 10, where we describe risks associated with the Transactions and our common stock, before you make your investment decision. You are also urged to carefully read the risk factors contained in reports incorporated by reference in this prospectus.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2008.

        We have not employed any brokers, dealers or underwriters in connection with this offering and no commissions, fees or discounts will be paid in connection with this offering. Mellon Investor Services LLC is acting as subscription agent for this offering.

        Neither the Significant Equityholders nor any of our directors, officers or employees are soliciting participation in this offering or engaging in any other marketing or sales activity in connection therewith.

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus, including any free writing prospectus that we use in connection with this offering. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

i

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

        The Securities and Exchange Commission, or the SEC, allows us to "incorporate by reference" the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus except for any information that is superseded by other information that is included in this prospectus.

        This filing incorporates by reference the following documents, which we have previously filed with the SEC, in response to Items 3 and 11 of Form S-1:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 30, 2007, as originally filed on April 4, 2008 and as amended on April 7, 2008, April 17, 2008 and May 30, 2008;

  •
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2008, as originally filed on May 9, 2008 and as amended on May 30, 2008; and

  •
  Our Current Reports on Form 8-K filed on February 4, 2008, February 13, 2008, March 12, 2008, April 1, 2008, April 9, 2008, April 15, 2008, April 23, 2008 and May 9, 2008.

        You should rely only on the information contained in this prospectus or that information to which this prospectus has referred you by reference. We have not authorized anyone to provide you with any additional information.

        We will provide to you a copy of the filings that have been incorporated by reference in this prospectus upon your request, at no cost. Any request may be made by writing or calling us at the following address or telephone number:

        Foamex International Inc.
        1000 Columbia Avenue
        Linwood, Pennsylvania 19061
        Attn: Senior Vice President, Legal
        Telephone: (610) 859-3000

        These documents may also be accessed through our website at www.foamex.com or as described under "Available Information." The information and other content contained on or linked from our website are not part of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the documents incorporated herein by reference carefully, including the section describing the risks of investing in our common stock under the caption "Risk Factors" and our financial statements and related notes incorporated herein by reference, before making an investment decision. Except as the context otherwise requires, the term "we," "our," "us," "Foamex" and the "Company" refer to Foamex International Inc. and its consolidated subsidiaries. Some of the statements in the summary constitute forward-looking statements. For more information, please see "Cautionary Note Regarding Forward-Looking Statements."

Our Company

        We believe we are one of the largest manufacturers and distributors of flexible polyurethane and advanced polymer foam products in North America. We have numerous manufacturing facilities dedicated to specific product lines, as well as facilities with the capability to support multiple product lines. Each of our business segments has a customer base that is significantly different from the other segments. Our senior executives direct sales efforts for each of our business segments. We had net sales of approximately $241.5 million for the fiscal quarter ended March 30, 2008, compared to approximately $306.2 million for the comparable prior year period.

        Our four business segments are described below. We also have an "Other" segment, which consists primarily of corporate expenses not allocated to the other business segments and impairment charges, restructuring charges and gains on sales of assets.

Foam Products

        Our foam products are used in various markets, such as bedding, furniture, recreational and consumer. These foams are distributed directly from manufacturing facilities or indirectly through independent fabricator distributors. The bedding industry uses these foams in quilting rolls, toppers, cores and border rolls for mattresses. In the furniture industry, the foams are generally used for upholstered seating products. The recreational market uses our foams primarily for cushioning, while the consumer market utilizes these foams in a broad range of products, such as mattress overlay pads, leisure furniture, futons and pillows. Foam products are generally sold in large volumes on a regional basis because of high shipping costs.

        The development and introduction of value-added products continues to be a priority including Sensus®, Quiltflex®, Pillowflex®, viscoelastic "memory" foams and other high performance foam products for the bedding industry, which maintain their properties better than other foams and materials.

Carpet Cushion Products

        We manufacture and distribute carpet cushion products, which include prime and rebond carpet padding. Prime carpet padding is made from virgin polyurethane foam, which is formed into buns and slit into rolls. Rebond carpet padding is primarily made from recycled foam, which is shredded into small pieces, processed and then bonded using a polyurethane chemical adhesive. The manufacture of rebond carpet padding enables us to recycle the trimmings and scrap material generated in our fabrication operations and processes and that of our customers and others in the automotive and foam industries in North America.

Automotive Products

        We believe we are one of the largest suppliers of polyurethane foam products to the North American automotive industry. Our product lines include: foam rolls and flame-laminated composites, to improve comfort and provide pleasing appearance in seat covers; engineered foams and flame laminated composites for headliner and other interior soft-trim applications; and barrier foam products, which allow our customers to more efficiently process components with low-pressure injection-molding or foam-in-place manufacturing methods.

        We have the ability to conduct most original equipment manufacturer, or "OEM," fabric composite testing in our A2LA accredited laboratory, located in Auburn, Indiana. This testing is required to meet federal motor vehicle safety standards.

        We supply our product lines through a range of tiers in the automotive industry supply chain, varying greatly depending on the specific application and the OEM. Most frequently, we supply to Tier 1 system integrators, which in turn provide components and systems to the OEMs. In conjunction with these efforts, we maintain direct contact with OEMs for material specification development, appearance approvals, and new product development initiatives.

Technical Products

        We believe we are one of the industry's prime innovators and suppliers of specialty foam material, which we refer to as "Technical Products," for a diverse array of markets and industries. Technical Products can be tailored to meet a wide variety of energy and fluid management challenges and are found in automotive, industrial, electronics, consumer, medical and other markets. Technical Products are commonly used in applications such as gasketing and sealing systems for automobiles, inkjet printer cartridges, rollers in digital imaging equipment, noise and vibration damping for computer disc drives, air and fluid filtration in cars and aircraft, medical devices, and numerous consumer items such as sponges, mops, paint brushes and cosmetic applicators. Due to the highly specialized nature of most Technical Products, a technical staff of engineering and research and development experts work with customers to design, develop and manufacture products to meet specific requirements. We provide technical support from product conceptualization through prototyping and production and work closely with the product developers, engineers, brand managers and research and development staffs of both major OEMs in specific markets and with the industry's premier foam fabricators to deliver innovative solutions to their product needs and challenges.

Recent Developments

        On February 13, 2008, D. E. Shaw Laminar Portfolios, L.L.C., or D. E. Shaw, Sigma Capital Associates, LLC, or Sigma, and Goldman, Sachs & Co., or Goldman, whom we refer to collectively as the Curing Significant Equityholders, delivered equity cure letters to us, pursuant to which, if requested to do so by us and subject to certain conditions, they committed to purchase in cash, either (at their election) (i) shares of our new Series D preferred stock, (ii) shares of our new Series E preferred stock or (iii) any combination of Series D preferred stock or Series E preferred stock, for an aggregate amount of up to $20.0 million.

        On April 17, 2008, we exercised our option under the equity cure letters to require the Curing Significant Equityholders to purchase shares of our capital stock for an aggregate consideration of $18.5 million. In connection with such exercise, we issued an aggregate of 18,500 shares of our Series D preferred stock to the Curing Significant Equityholders. In addition, pursuant to the terms of the equity cure letters, we issued, as a premium, an aggregate of 620,083 shares of our common stock to the Curing Significant Equityholders. See "Certain Relationships and Related Transactions—Equity Cure Letters."

        In connection with the Transactions, we intend to amend our second amended and restated certificate of incorporation to increase our authorized number of shares of common stock to 750,000,000. We refer to this amendment as the certificate of incorporation amendment. In order to consummate the Transactions, we will be required to effect the certificate of incorporation amendment. Such an amendment requires the approval of holders of a majority of our outstanding common stock. We anticipate obtaining such approval through written consents executed by holders of a majority of our outstanding common stock, including one or more of the Significant Equityholders.

        In addition, in connection with the Transactions, we intend to amend our 2007 Management Incentive Plan to increase the number of shares authorized to be issued thereunder. Both this amendment and the certificate of incorporation amendment are subject to the approval of our stockholders that hold a majority of our common stock.

Corporate Structure and Principal Executive Offices

        Our operations are conducted through our wholly-owned subsidiary, Foamex L.P., and through Foamex Canada Inc. and Foamex Latin America, Inc., which are wholly-owned subsidiaries of Foamex L.P. We were incorporated in 1993 to act as a holding company for Foamex L.P. Our principal executive offices are located at 1000 Columbia Avenue, Linwood, Pennsylvania 19061, and our telephone number is (610) 859-3000. Our internet website is www.foamex.com. The information and other content contained on or linked from our internet website are not a part of this prospectus.

SUMMARY OF THE OFFERING

Purchase Price	$0.65 per share.
Expiration	This offering will expire at 5:00 p.m., New York City time, on , 2008 (the "Expiration Date") unless extended by us. We currently do not intend to extend this offering.
Early Participation Premium
Eligible participants (other than the Significant Equityholders) who subscribe for shares of our common stock in this offering and whose assignment agreements are received by the subscription agent on or prior to , 2008 will receive an early participation premium in the form of additional shares of our common stock equal to 2% of the number of shares of our common stock acquired in this offering pursuant to an assignment of loans under our second lien term loan facility delivered to the subscription agent on or prior to such date. Eligible participants (other than the Significant Equityholders) will be entitled to receive an early participation premium even if they do not assign the full amount of their loans under the second lien term loan facility to us in this offering. See "Offering Terms—Early Participation Premium."
Use of Proceeds
We will not receive any cash proceeds from this offering. All consideration received under this offering will be in the form of assignment of indebtedness under our second lien term loan facility. Any loans assigned to us in connection with this offering will be contributed to Foamex L.P., the borrower under the second lien term loan facility. Foamex L.P. will cancel these loans, thereby reducing its indebtedness dollar-for-dollar under the second lien term loan facility.
Significant Equityholders
D. E. Shaw, Sigma and CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P., which are affiliates of Chilton Capital Management, LLC and which we refer to collectively as Chilton, are the Significant Equityholders.

The Significant Equityholders may satisfy their obligations under the equity commitment agreement by participating in this offering and/or the rights offering. To the extent such obligations are not satisfied in this offering and/or the rights offering, we have the right to put any remaining shares under such obligations to the Significant Equityholders. In addition, under certain circumstances, we may exercise the put options under the equity commitment agreement if the offerings have not occurred or, if commenced, have not closed.

Under the equity commitment agreement, we have agreed to pay the Significant Equityholders an aggregate put option premium, payable in shares of our common stock at $0.65 per share, of $7.904 million, or approximately 12.2 million shares of our common stock. The put option premium will be paid to the Significant Equityholders regardless of the method by which they satisfy their obligations under the equity commitment agreement, which may be pursuant to this offering or the rights offering, or upon exercise by us of our put options under the equity commitment agreement.
The Significant Equityholders are not soliciting participation in this offering or engaging in any other marketing or sales activity in connection therewith.
The Rights Offering	Concurrent with this offering, we are conducting the rights offering, which is an offering of shares of our common stock to our existing stockholders. See "The Rights Offering."
Effect of Transactions
We will issue approximately 102.0 million shares of our common stock if all eligible participants (other than the Significant Equityholders) participate in this offering during the early participation period. Pursuant to the equity commitment agreement, we will issue an aggregate of approximately 166.0 million shares of our common stock to the Significant Equityholders (including approximately 12.2 million shares of our common stock to be issued to the Significant Equityholders as a premium under the equity commitment agreement). In addition, we will issue approximately 110.7 million shares of our common stock if all rights (other than those held by the Significant Equityholders) are exercised in the rights offering during the early participation period for the rights offering.

As a result, the percentage ownership of the Significant Equityholders of our outstanding common stock eligible for rights under the rights offering, which was approximately 38.6% as of the date of this prospectus, will increase to between 45.4% and 89.4%, depending on the level of participation by our other stockholders in the rights offering and by other eligible participants in this offering and the number of shares of our Series D preferred stock converted into shares of our common stock.
Method of Purchase
To purchase shares of our common stock in this offering, you must properly complete the form of assignment agreement attached as Annex A to this prospectus and submit it to Mellon Investor Services LLC, our subscription agent for this offering. See "Offering Terms—Method of Purchase."

Issuance of Common Stock
If you properly subscribe for shares of our common stock in this offering, you will be deemed to own the shares from the time of the closing of this offering. We will issue shares as soon as practicable after the closing of this offering. We have the discretion to delay or to refuse altogether the distribution of any shares you may elect to purchase in this offering if necessary to comply with securities laws. See "State Securities Law Considerations."
Accrued and Unpaid Interest
We will pay accrued and unpaid interest on any loans under our second lien term loan facility assigned to us in this offering not later than one month after the closing date of this offering. See "Offering Terms—Accrued and Unpaid Interest on Assigned Indebtedness."
No Withdrawal of Assignment
You may not withdraw an assignment of indebtedness, in whole or in part, for any reason, including a decline in our common stock price or learning information about us that you consider to be unfavorable, even if we have not yet issued the shares of our common stock to you. See "Offering Terms—No Withdrawal of Assignment."
NOL Limitations
This offering and the rights offering are subject to certain restrictions intended to increase the likelihood that we may be able to preserve our ability to apply certain NOLs. See "Offering Terms—NOL Limitations."
No Recommendation	Neither we nor our Board of Directors makes any recommendation as to whether you should subscribe for shares of our common stock in this offering. You should make an independent investment decision.
Trading of Our Common Stock
Our common stock is traded over the counter under the trading symbol "FMXL.PK." On the last trading day prior to the date of this prospectus, the last reported sale price for our common stock was $ per share.
Transferability of Our Common Stock	Unless you are our affiliate or a Significant Equityholder, you generally may sell the shares that you are purchasing immediately after you are deemed to own such shares.
Termination of Offering
We currently have no intention of terminating this offering, but we have reserved the right to terminate this offering in our sole discretion, subject to our agreement under the equity commitment agreement to use our reasonable best efforts to carry out this offering. If this offering is terminated, the subscription agent will return as soon as practicable all assignment agreements submitted pursuant to this offering. See "Offering Terms—Extensions and Termination."

State Securities Law Considerations
We have applied for qualification of this offering with certain state securities commissions. Prior to the commencement of this offering, we will advise residents of any such state if the securities commission in that state has disapproved this offering, or has imposed any conditions or limitations on this offering in such state. Such disapproval would result in eligible participants in that state not being able to participate in this offering, and such conditions or limitations could affect the terms of this offering with respect to eligible participants in that state. We have the discretion to delay or to refuse to distribute any shares you may elect to purchase in this offering if we deem it necessary to comply with applicable securities laws, including state securities and blue sky laws.
Subscription Agent	We have appointed Mellon Investor Services LLC as subscription agent for this offering.
Risk Factors
You should read "Risk Factors" beginning on page 10 before you make your investment decision. You should also read the risk factors contained in Item 1A. of our Annual Report on Form 10-K for the fiscal year ended December 30, 2007, which is incorporated by reference in this prospectus.

KEY DATES

        The following is a list of the key dates with regard to the Transactions:

  •
       , 2008—Expected commencement of the rights offering and this offering.

  •
       , 2008—Expected end of the early participation period for each of the rights offering and this offering.

  •
  June 29, 2008—End of our second fiscal quarter of 2008.

  •
       , 2008—Expected Expiration Date of the rights offering and this offering.

  •
  On or prior to                                    , 2008—Expected closing date of the rights offering and this offering, reflecting any applicable cutbacks.

        To the extent the Significant Equityholders have not satisfied their obligations under the equity commitment agreement through participation in the rights offering and/or this offering, we will exercise our option under the equity commitment agreement and put the remaining amount to the Significant Equityholders. The closing date for any such exercise would be the same date as the closing date for the offerings.

        Depending on our anticipated results of operations for our second fiscal quarter of 2008, we may exercise our option under the equity commitment agreement prior to the Expiration Date. If we do so, we and the Significant Equityholders will consummate the sale and issuance of $100.0 million of our common stock, at $0.65 per share, payable in cash or through the assignment to us of loans under our second lien term loan facility, on or prior to June 27, 2008. See "The Transactions."

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007, which is incorporated herein by reference, and the other information contained in this prospectus and incorporated herein by reference, before investing in our common stock. Any of the risk factors we describe below or in the information incorporated herein by reference could hurt our business, financial condition or operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of your investment. Some of the statements in "Risk Factors" are forward-looking statements. For more information about forward-looking statements, please see "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business

Our business can be affected by general business and economic conditions in the United States.

        As we have previously disclosed, our business can be affected by general business and economic conditions in the United States that could have a significant impact on demand for our products. The general business and economic conditions in the United States deteriorated during the first quarter of 2008 and had a negative impact on our operating performance during such quarter. In particular, the slowdown in economic activity relative to many of the major markets we serve was a significant factor in the decline in our net sales and overall operating performance during such quarter.

        If general economic conditions in the United States and, specifically, economic conditions in these major markets do not improve, our future revenues and operating performance will continue to be negatively impacted.

Risks Relating to the Transactions

If the transactions contemplated by the equity commitment agreement are not consummated and we are unable to find satisfactory alternatives in a timely fashion, we would be unable to satisfy our leverage ratio covenant under our secured term loan credit facilities and our financial position would be materially adversely affected.

        Under our second lien term loan facility, we are required to raise an aggregate of $80.0 million in proceeds (either in cash or through the assignment to us of loans under our second lien term loan facility) from the sale of our capital stock (including pursuant to the offerings and the equity cure letters) in order to consummate this offering. If the conditions to the equity commitment agreement are not satisfied or waived (including expiration of the required waiting period following the filing made under the Hart-Scott-Rodino Act for D. E. Shaw to acquire more than 50% of our common stock to the extent necessary), or if the Significant Equityholders do not fulfill their commitments thereunder, we may be unable to satisfy this condition and would be unable to consummate this offering.

        If we were prohibited from consummating this offering and the conditions to the equity commitment agreement were not satisfied or waived or the Significant Equityholders did not fulfill their obligations thereunder, we would be forced to seek alternative measures to reduce our indebtedness. If we are unable to find satisfactory alternatives in a timely fashion, we would be unable to satisfy our leverage ratio covenant under our secured term loan credit facilities and our financial position would be materially adversely affected.

        Neither cash nor the loans under our second lien term loan facility supporting the commitments of the Significant Equityholders under the equity commitment agreement have not been placed into any escrow account and are not secured by any collateral. See "Certain Relationships and Related

Transactions" for more information regarding the terms and conditions of the equity commitment agreement.

The purchase price was determined after consideration of a number of factors and does not reflect a determination of our value or the value of our common stock.

        The purchase price in this offering of $0.65 per share was determined by our Board of Directors after consideration of a number of factors, including:

  •
  a price per share that would encourage participation in this offering by eligible participants other than the Significant Equityholders;

  •
  negotiations with the Significant Equityholders concerning their participation in the equity commitment agreement; and

  •
  alternatives available to us for raising equity capital.

        The purchase price does not necessarily bear any relationship to the closing market price of our common stock on                    , 2008, the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. As a result, the purchase price should not be considered an indication of the actual value of the company or of our common stock.

The price of our common stock may decline before or after the expiration of this offering.

        We cannot assure you that the market price of our common stock will not decline below the purchase price after you elect to purchase shares in this offering. If that occurs, and because you may not withdraw your assignment of indebtedness pursuant to this offering, you will have committed to buy shares at a price above the prevailing market price, and you will suffer an immediate unrealized loss on those shares as a result. We will not adjust the purchase price based on market fluctuations. Moreover, we cannot assure you that following the purchase of shares in this offering you will be able to sell your shares at a price equal to or greater than the purchase price. The closing market price of our common stock on the trading day prior to the date of this prospectus was below the purchase price.

We may terminate this offering at any time prior to the expiration of the offer period, and neither we nor the subscription agent will have any obligation to you except to cancel your assignment.

        We may in our sole discretion, subject to our agreement under the equity commitment agreement to use our reasonable best efforts to carry out this offering, decide not to continue with this offering or terminate this offering prior to the expiration of the offer period. If this offering is terminated, we will declare all assignment agreements submitted pursuant to this offering to be null and void and you will not be able to purchase our common stock from us at the purchase price.

Once you have submitted your completed assignment agreement to the subscription agent, you may not revoke your subscription for shares of our common stock pursuant to this offering.

        Once you have submitted your properly completed assignment agreement to our subscription agent, you may not withdraw your assignment of indebtedness, and the resulting subscription for shares of our common stock, in whole or in part, for any reason, including a decline in our common stock price or learning information about us that you consider to be unfavorable, even if we have not yet issued the shares to you. Therefore, even if circumstances arise after you have submitted your assignment agreement to our subscription agent that change your mind about investing in our common stock, you will nonetheless be legally bound to proceed.

You must act promptly and follow instructions carefully if you want to subscribe for shares of our common stock in this offering.

        Eligible participants who desire to purchase our common stock in this offering must act promptly to ensure that a properly completed assignment agreement is actually received by Mellon Investor Services LLC, the subscription agent, prior to the expiration of this offering. The time period to act in this offering and the time period to receive an early participation premium are limited. If you fail to complete and sign the required assignment agreement or otherwise fail to follow the procedures that apply to this offering, we may, depending on the circumstances, reject your subscription for shares in this offering. Neither we nor the subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect assignment agreement. We have the sole discretion to determine whether a subscription properly follows the procedures that apply to this offering.

It is possible that D. E. Shaw will, as a result of the issuances of our common stock through the equity commitment agreement, become the owner of more than 50% of our outstanding common stock.

        As of the date of this prospectus, D. E. Shaw owned approximately          % of our outstanding common stock. Pursuant to the equity commitment agreement, we will be issuing approximately 132.9 million shares of our common stock to D. E. Shaw (assuming the amounts issuable to Sigma and Chilton are not reduced due to NOL or beneficial ownership limitations). In addition, assuming conversion of the shares of our Series D preferred stock issued to D. E. Shaw into shares of our common stock at a conversion price of $0.65 per share of common stock, we would issue approximately an additional 14.9 million shares of our common stock to D. E. Shaw. Depending on the results of this offering and the rights offering, it is possible that D. E. Shaw may own more than 50% of our outstanding common stock upon consummation of the Transactions. If that were to occur, D. E. Shaw would have a controlling vote with regard to all matters requiring a stockholder vote, which could make certain transactions, such as potential acquisitions or divestitures, and corporate actions, such as amendments to our second amended and restated certificate of incorporation, more difficult or impossible without the support of D. E. Shaw. The interests of D. E. Shaw may conflict with your interests.

The trading market for our common stock may be limited after the Transactions.

        We believe that the Significant Equityholders own approximately          % of the outstanding shares of our common stock as of the date of this prospectus and that this percentage is expected to increase after consummation of the Transactions. We believe that the public float balance of the current remaining          % interest is held by approximately           holders of record as of the date of this prospectus. Furthermore, because this offering is being made only to eligible participants, we do not anticipate a significant increase in the number of holders of our common stock as a result of this offering. Accordingly, there may be a limited trading market for our common stock following the consummation of the Transactions. In addition, our common stock is traded over the counter. Over-the-counter trading is dependent on a broker-dealer being willing to make a market in our common stock, which we cannot predict will continue. The small amount of public float and the nature of over-the-counter trading may limit your ability to resell your shares of our common stock in the market.

It is likely that our ability to use our net operating losses to offset our taxable income will be severely limited.

        If a corporation undergoes an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, its ability to use its pre-change net operating losses to offset post-change income and gains is limited. We have undergone ownership changes in the past and we believe that it is likely, although not certain, that we will undergo another ownership change as a result of the Transactions. Even if we do not undergo an ownership change as a result of the

Transactions, we still may undergo an ownership change at any time. Any ownership change would severely limit our ability to use our net operating losses and certain other tax attributes in the future, which would reduce our ability to offset any future taxable income and could lower our after-tax results of operations.

        Depending on our anticipated results of operations for our current fiscal quarter, we may exercise our option under the equity commitment agreement prior to the Expiration Date. If such exercise occurs prior to the closing of the offerings, we will have a Section 382 ownership change as a result.

The treatment of an acquisition of our common stock in this offering for United States federal income tax purposes is not certain.

        The acquisition of our common shares pursuant to this offering may constitute a tax-free recapitalization if loans outstanding under our second lien term loan facility are treated as "securities" for U.S. federal income tax purposes. For U.S. holders, if the acquisition of shares of our common stock pursuant to this offering constitutes a tax-free recapitalization, you will generally recognize no gain or loss. However, if, contrary to our expectations, your acquisition of shares of our common stock pursuant to this offering does not constitute a tax-free recapitalization, you will generally recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of shares of our common stock received pursuant to this offering and (ii) your adjusted tax basis in the loans you assign to us pursuant to this offering. Due to the inherently factual nature of the determination, you are strongly urged to consult your tax advisor as to the tax consequences resulting from the acquisition of shares of our common stock pursuant to this offering. See "United States Federal Income Tax Considerations."

Risks Relating to Our Common Stock

We do not expect to pay dividends on our common stock in the foreseeable future.

        We did not pay any cash dividends on our common stock during the past two fiscal years. The payment of any future dividends will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition, cash requirements, restrictions in financing agreements, business conditions and other factors. We are a holding company whose assets consist primarily of ownership of Foamex L.P., our primary operating subsidiary. Consequently, our ability to pay dividends is dependent upon the earnings of Foamex L.P. and any future subsidiaries and the distribution of the earnings of those subsidiaries to us and loans or advances by Foamex L.P. and any such future subsidiaries. Further, the ability of Foamex L.P. to make distributions is restricted by the terms of our secured credit facilities. Due to these restrictions, we expect to have only limited access to the cash flow generated by Foamex L.P. or any new subsidiaries and do not expect to pay dividends on our common stock in the foreseeable future.

Our stock price may be volatile and you may lose all or part of your investment.

        The market price of our common stock has fluctuated significantly in the past and could continue to do so in the future, in which case you may not be able to resell your shares at or above the purchase price in this offering. The market price of our common stock may fluctuate based on a number of factors including those listed in this prospectus and incorporated herein by reference and others. Such factors include:

  •
  our operating performance and the performance of our competitors and other similar companies;

  •
  our financial condition and the financial condition of our customers and our or their suppliers;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

  •
  changes in general economic conditions;

  •
  our ability to use our NOLs to offset future taxable income;

  •
  the number of shares to be publicly traded after the Transactions;

  •
  actions of our current stockholders;

  •
  our involvement in legal proceedings;

  •
  the arrival or departure of key personnel;

  •
  the extent to which, if at all, broker-dealers choose to make a market in our common stock;

  •
  acquisitions, strategic alliances or joint ventures involving us or our competitors; and

  •
  other developments affecting us, our industry or our competitors.

        In addition, the stock market has recently experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us or our performance, and these fluctuations could materially reduce our stock price.

Provisions in our charter documents and other agreements, may delay or prevent an acquisition of the Company that some stockholders may consider attractive.

        Our second amended and restated certificate of incorporation, as amended, and our amended and restated by-laws contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control. The provisions are also intended to discourage certain tactics that may be used in proxy fights. These provisions may make it more difficult for a third party to acquire us without the consent of our Board of Directors.

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

        As of the date of this prospectus, we had approximately                 million shares of common stock issued and outstanding, all of which are freely tradable without restrictions (excluding any limitations to which holders of these shares that are affiliates of ours may be subject under Rule 144 under the Securities Act and excluding restricted or deferred shares that are subject to vesting). Based on the above number of shares outstanding as of the date of this prospectus, upon consummation of the Transactions and assuming full participation (other than by the Significant Equityholders) in the offerings during each offering's early participation period, we expect to have approximately 432.0 million shares of our common stock outstanding, which would result in a substantial increase in our public float. The shares issued pursuant to this offering and the rights offering (including as payment of the early participation premium in each of the offerings) will be freely tradable without restriction in the public market, except that any such shares acquired by the Significant Equityholders through participation in this offering and the rights offering and pursuant to the equity commitment agreement, including any shares issued to the Significant Equityholders in payment of the put option premium under the equity commitment agreement, and shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the restrictions of Rule 144 under the Securities Act or pursuant to an effective registration statement. See "Shares Eligible for Future Sale." Any sales of such shares could also cause the price of our common stock to decline.

        In connection with the equity commitment agreement, we will enter into a registration rights agreement with the Significant Equityholders. Pursuant to this agreement, the Significant Equityholders will have the right, subject to certain conditions, to require us to file registration statements covering the shares of our common stock issued to the Significant Equityholders in the Transactions, pursuant to the equity commitment agreement, upon conversion of the Series D preferred stock held by such holders and any other shares of our common stock held by such holders. In addition, the Significant Equityholders will have piggyback registration rights with regard to any registration for our account or the account of any of our stockholders. Following their registration and sale, the shares of our common stock so registered will be freely tradable. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline.

A small number of our stockholders could be able to significantly influence our business and affairs.

        As of the date of this prospectus, the Significant Equityholders beneficially owned in the aggregate approximately 38.6% of our outstanding common stock. In addition, if the outstanding shares of our Series D preferred stock are converted at the rights offering price, we will issue an additional approximately 20.5 million shares of our common stock to D. E. Shaw and Sigma. If the Significant Equityholders satisfy their obligations in full under the equity commitment agreement (and assuming full payment of the put option premium thereunder), all eligible participants (other than the Significant Equityholders) participate in this offering during the early participation period and all of the holders of rights (other than the Significant Equityholders) exercise their rights in the rights offering during the early participation period, then the aggregate beneficial ownership of the Significant Equityholders will increase to approximately 45.4%. However, if the Significant Equityholders satisfy their obligations in full under the equity commitment agreement (and assuming full payment of the put option premium thereunder) but no other eligible participants participate in this offering and no other holders of rights participate in the rights offering, then the aggregate beneficial ownership of the Significant Equityholders will increase to approximately 89.4%. Accordingly, following the consummation of the Transactions, the Significant Equityholders, particularly D. E. Shaw, will continue to exercise significant influence over all matters requiring a stockholder vote, the adoption of amendments to our second amended and restated certificate of incorporation, and the approval of mergers or sales of substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of the Company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of the Significant Equityholders may conflict with your interests.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein include forward-looking statements with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such forward-looking statements include the discussions of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions included or incorporated by reference in this prospectus, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks discussed in "Risk Factors," as well as risks associated with the ability to implement customer selling price increases in response to higher raw material costs, raw material price increases, general economic conditions, the interest rate environment, the level of automotive production, carpet production, furniture and bedding production, and housing starts, the completion of various restructuring/consolidation plans, the achievement of management's business plans, our capital and debt structure (including various financial covenants), litigation and changes in environmental legislation and environmental conditions. The forward-looking statements contained or incorporated by reference in this prospectus were prepared by management and are qualified by, and subject to, significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond our control.

        Accordingly, there can be no assurance that the forward-looking statements contained or incorporated by reference in this prospectus will be realized or that actual results will not be significantly higher or lower. The forward-looking statements have not been audited by, examined by, compiled by or subjected to agreed-upon procedures by independent accountants, and no third party has independently verified or reviewed such statements. You should consider these facts in evaluating the information contained or incorporated by reference herein. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements contained or incorporated by reference in this prospectus. The inclusion of the forward-looking statements contained or incorporated by reference in this prospectus should not be regarded as a representation by us or any other person that any of the forward-looking statements contained or incorporated by reference in this prospectus will be achieved. In light of the foregoing, you are cautioned not to place undue reliance on the forward-looking statements contained or incorporated by reference herein.

        All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

USE OF PROCEEDS

        Pursuant to the Transactions, if the Significant Equityholders satisfy their obligations in full under the equity commitment agreement, all eligible participants (other than the Significant Equityholders) participate in full in this offering and all holders of rights (other than the Significant Equityholders) participate in full in the rights offering, we will receive gross proceeds (in cash and in principal amount of loans under our second lien term loan facility assigned to us pursuant to this offering), before fees and expenses, of approximately $235.6 million.

        We will not receive cash proceeds from this offering. All consideration received by us in this offering will be in the form of assignment of indebtedness under our second lien term loan facility. Any loans assigned to us in connection with this offering will reduce our indebtedness dollar-for-dollar under our second lien term loan facility. Any loans assigned to us in connection with this offering will be contributed to Foamex L.P., the borrower under the second lien term loan facility. Foamex L.P. will cancel these loans, thereby reducing its indebtedness dollar-for-dollar under the second lien term loan facility. Borrowings under our second lien term loan facility bear interest at our option at either the Eurodollar base rate (as defined in the second lien term loan facility) plus an applicable margin of 4.75% per annum or the base rate (as defined in the second lien term loan facility) plus an applicable margin of 3.75% per annum. Our second lien term loan facility matures on February 12, 2014.

        Pursuant to the terms of our first lien term loan facility, we must use the net cash proceeds from the rights offering to repay a portion of our indebtedness under our first lien term loan facility. Borrowings under our first lien term loan facility bear interest at our option at either the Eurodollar base rate (as defined in the first lien term loan facility) plus an applicable margin of 3.25% per annum or the base rate (as defined in the first lien term loan facility) plus an applicable margin of 2.25% per annum. Our first lien term loan facility matures on February 12, 2013.

CAPITALIZATION

        The following table shows our consolidated debt, stockholders' deficiency and capitalization as of March 30, 2008:

  •
  on an actual basis;

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  on a "pro forma minimum" basis reflecting our exercise of our rights under the equity cure letters in the amount of $18.5 million, the issuance of shares of our common stock as a premium under the equity cure letters and an optional prepayment of $18.5 million of our indebtedness under our first lien term loan facility, and to give effect to the Transactions:

  •
  assuming the satisfaction by the Significant Equityholders of their obligations under the equity commitment agreement to acquire an aggregate of $100.0 million of our common stock at $0.65 per share pursuant to an assignment to us of $100.0 million of loans under our second lien term loan facility and no additional participation in the offerings by the Significant Equityholders;

  •
  assuming no rights are exercised in the rights offering;

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  assuming no participation by other eligible participants (other than the Significant Equityholders and only to the extent of their obligations under the equity commitment agreement) in this offering;

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  assuming full conversion of the shares of Series D preferred stock issued in connection with our exercise of our rights under the equity cure letters at a conversion price of $0.65 per share of our common stock;

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  reflecting the cancellation of all loans assigned to us in this offering;

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  reflecting the payment of the put option premium under the equity commitment agreement (net of any premium paid to D. E. Shaw and Sigma under the equity cure letters);

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  reflecting the payment of our cash fees and expenses of the Transactions and the equity cure letters; and

  •
  the certificate of incorporation amendment.

  •
  on a "pro forma maximum" basis, reflecting our exercise of our rights under the equity cure letters in the amount of $18.5 million, the issuance of shares of our common stock as a premium under the equity cure letters and an optional prepayment of $18.5 million of our indebtedness under our first lien term loan facility, and to give effect to the Transactions:

  •
  assuming the satisfaction by the Significant Equityholders of their obligations under the equity commitment agreement to acquire an aggregate of $100.0 million of our common stock at $0.65 per share pursuant to an assignment to us of $100.0 million of loans under our second lien term loan facility and no additional participation in the offerings by the Significant Equityholders;

  •
  assuming all rights (other than those held by the Significant Equityholders) are fully exercised in the rights offering during the early participation period;

  •
  assuming full participation by other eligible participants (other than the Significant Equityholders) in this offering during the early participation period;

  •
  assuming full conversion of the shares of Series D preferred stock issued in connection with our exercise of our rights under the equity cure letters at a conversion price of $0.65 per share of our common stock;

    •
    reflecting application of our gross cash proceeds from the rights offering and the cancellation of all loans assigned to us in this offering;

    •
    reflecting the payment of the put option premium under the equity commitment agreement (net of any premium paid to D. E. Shaw and Sigma under the equity cure letters);

    •
    reflecting the payment of our cash fees and expenses of the Transactions and the equity cure letters; and

    •
    the certificate of incorporation amendment.

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the condensed consolidated financial statements and related notes for the quarterly period ended March 30, 2008 and other financial data incorporated herein by reference.

	As of March 30, 2008 (unaudited)
	Actual	Pro Forma Minimum	Pro Forma Maximum
	(dollars in thousands)
Debt:
Revolving Credit Facility(1)	$14,732	$17,302	$9,302
First Lien Term Loan(1)(2)	345,000	326,500	263,933
Second Lien Term Loan(1)(3)	175,000	75,000	10,000
Industrial Revenue Bond(4)	6,000	6,000	6,000
Other(4)	138	138	138

Total Debt	$540,870	$424,940	$289,373

Stockholders' Deficiency:
Common Stock, par value $.01 per share (Actual: authorized 193,000,000 shares, issued 25,216,212 shares; Pro Forma Minimum: authorized 750,000,000 shares, issued 220,304,614 shares; Pro Forma Maximum: authorized 750,000,000 shares, issued 433,041,258 shares)	$252	$2,203	$4,330
Additional Paid-in Capital(5)	246,403	360,741	495,481
Accumulated Deficit(6)(7)(8)	(527,805)	(531,163)	(540,700)
Accumulated Other Comprehensive Loss(8)	(36,812)	(36,812)	(32,122)
Common Stock Held in Treasury, at cost:
885,199 shares	(27,969)	(27,969)	(27,969)
Shareholder Note Receivable	(9,221)	(9,221)	(9,221)

Total Stockholders' Deficiency	$(355,152)	$(242,221)	$(110,201)

Total Capitalization	$185,718	$182,719	$179,172

(1)
Subsidiary debt of Foamex L.P., guaranteed by the Company, FMXI, LLC and Foamex Canada Inc.

(2)
Pursuant to the terms of our first lien term loan facility, we must use the net cash proceeds from the rights offering to repay a portion of our indebtedness under our first lien term loan facility. Our first lien term loan facility originally provided for aggregate maximum borrowings of $425.0 million maturing on February 12, 2013. Borrowings under our first lien term loan facility bear interest at our option at either the Eurodollar base rate (as defined in the first lien term loan facility) plus an applicable margin of 3.25% per annum or the base rate (as defined in the first lien term loan facility) plus an applicable margin of 2.25% per annum.

(3)
Any loans assigned to us in connection with this offering will be contributed to Foamex L.P., the borrower under the second lien term loan facility. Foamex L.P. will cancel these loans, thereby reducing its indebtedness dollar-for-dollar under the second lien term loan facility. Borrowings under our second lien term loan facility bear interest at our option at either the Eurodollar base rate (as defined in the second lien term loan facility) plus an applicable margin of 4.75% per annum or the base rate (as defined in the second lien term loan facility) plus an applicable margin of 3.75% per annum. Our second lien term loan facility matures on February 12, 2014.

(4)
Subsidiary debt of Foamex L.P.

(5)
Pro forma minimum and maximum include approximately $3.2 million of cash fees and expenses incurred in connection with the Transactions.

(6)
Includes approximately $1.3 million for the early participation premium on the exchange of second lien debt in the pro forma maximum.

(7)
Includes recognition of the write-off of debt issuance costs and other costs resulting from the repayment of loans under our first lien term loan facility and the retirement of loans under our second lien term loan facility of approximately $3.4 million in the pro forma minimum and approximately $6.9 million in the pro forma maximum.

(8)
Includes approximately $4.7 million reflecting the reclassification of accumulated other comprehensive loss for overhedged derivatives to earnings in the pro forma maximum.

        All of the calculations, except as specifically identified otherwise, in the pro forma capitalization table are at the rights offering price of $0.65 per share. It is assumed that the fair market value of a share of our common stock is equal to $0.65 at the date of the Transactions and, therefore, no gain or loss has been reflected, except as noted in (6) above. If the fair market value is greater than or less than $0.65 per share at the date of any of the Transactions, the amount of the loss or gain on the debt extinguishment would be impacted.

OFFERING TERMS

Eligible Participants

        This offering is only being made to, and subscriptions for shares of our common stock will only be accepted from, those entities that are listed as lenders under our second lien term loan facility in the Register (as defined in our second lien term loan facility) maintained by Bank of America, N.A., as administrative agent, under our second lien term loan facility, as of the date of this prospectus.

        Any loans assigned to us in connection with this offering will be contributed to Foamex L.P., the borrower under the second lien term loan facility. Foamex L.P. will cancel these loans, thereby reducing its indebtedness dollar-for-dollar under the second lien term loan facility.

        For purposes of this offering, we will not recognize any assignment of any loans under our second lien term loan facility not reflected in the Register as of the date of this prospectus. In addition, any person who has purchased participations in all or a portion of any lender's rights and/or obligations under our second lien term loan facility will not be entitled to participate in this offering except through the lender that is reflected in the Register.

        It is your responsibility to determine if you are eligible to participate in this offering. Neither we, the subscription agent nor the administrative agent under our second lien term loan facility undertake to contact you if you submit a completed assignment agreement and your name does not appear on the Register.

        Each of the Significant Equityholders holds interests in loans under our second lien term loan facility.

Early Participation Premium

        Eligible participants (other than the Significant Equityholders) who subscribe for shares of our common stock and whose assignment agreements are received by the subscription agent on or prior to                    , 2008 will be entitled to receive a premium, payable in shares of our common stock, equal to 2% of the number of shares acquired in this offering pursuant to assignments of loans under our second lien term loan facility received on or prior to such date. Eligible participants (other than the Significant Equityholders) will be entitled to receive an early participation premium even if they do not assign the full amount of loans under the second lien term loan facility to us in this offering.

        Upon consultation with the Significant Equityholders, we may increase the early participation premium (up to a maximum of 5%), increase the length of the early participation period or otherwise change the terms and conditions relating to the early participation premium to the extent such change is in the lenders' favor. Any change in the terms of the early participation premium will be applied retroactively from the commencement of this offering.

Accrued and Unpaid Interest on Assigned Indebtedness

        We will pay accrued and unpaid interest on any loans under our second lien term loan facility assigned to us in this offering no later than the next Interest Payment Date (as defined in the second lien term loan facility) to occur after the closing date of this offering. The accrued and unpaid interest on loans assigned pursuant to this offering up to, but not including, the closing date shall be paid in cash. Under the equity commitment agreement, we agreed to cause Interest Periods (as defined in the second lien term loan facility) to be selected such that the next Interest Payment Date will occur no later than one month after the closing date of this offering.

Method of Purchase

        The only way to subscribe for shares of common stock in this offering is to submit an original, executed and fully and properly completed assignment agreement to Mellon Investor Services LLC, which is acting as our subscription agent for this offering. The form of assignment agreement is attached as Annex A to this prospectus. The subscription agent will not accept a facsimile or electronic copy of your assignment agreement. We recommend that you send your assignment agreement by overnight courier or, if you send your assignment agreement by mail, we recommend that you send it by registered mail, properly insured, with return receipt requested.

        We will not be required to satisfy your attempt to subscribe for shares of common stock in this offering if the subscription agent receives your assignment agreement after the expiration of this offering, regardless of when you transmitted the document.

No Withdrawal of Assignment

        You may not withdraw an assignment of indebtedness, in whole or in part, for any reason, including a decline in our common stock price or learning information about us that you consider to be unfavorable, even if this offering has not expired or if we have not yet issued the shares to you.

NOL Limitations

        Participation in this offering and the rights offering is subject to certain cutback provisions intended to increase the likelihood that we may be able to preserve our ability to apply certain NOLs. After the expiration of the offerings, we will determine the extent to which any cutbacks are required.

        First, shares of our common stock shall not be issued in this offering to the extent such issuance, including as early participation premium (taking into account any shares issued pursuant to the equity commitment agreement and the rights offering, including any premium payable thereunder), would result in the company undergoing a cumulative "owner shift," within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, in excess of 49.5%. However, this limitation will not apply to the extent that it would cause this offering and the rights offering to result in gross proceeds (in cash and in principal amount of loans under our second lien term loan facility) to us of less than $135.0 million.

        Second, a holder of rights (including the Significant Equityholders) will not be permitted to exercise such rights in the rights offering to the extent such holder (or a group of which such holder is a part):

  •
  was not a holder of 5% or more of our common stock on or prior to April 1, 2005; and

  •
  the exercise of such holder's or such group's rights, after taking into account any shares to be issued to such holder or group under this offering or pursuant to any early participation premium under this offering would result in the percentage stock ownership of such person or group of persons exceeding 4.9% for purposes of Section 382 of the Internal Revenue Code of 1986, as amended.

        To the extent the issuance of shares of our common stock is reduced pursuant to these NOL limitations, the obligations of the Significant Equityholders under the equity commitment agreement will be reduced accordingly. However, to the extent Chilton's obligation under the equity commitment agreement is reduced pursuant to this provision, the obligation of D. E. Shaw thereunder will be increased by an equal amount. With regard to Chilton, the calculation of its percentage ownership in the second bullet above would include any shares of our common stock issued pursuant to the equity commitment agreement, including shares issued pursuant to the put option premium thereunder.

        Any application of the first limitation with regard to this offering is required to be made pro rata among all lenders under our second lien term loan facility that participate in this offering. The second limitation will not be applied to subscriptions in this offering.

        If we do not apply your full submission of loans to your purchase of shares of our common stock, your assignment will only be effective with regard to the portion of your loans that are so applied and the balance of such submitted loans will remain outstanding and owned by you.

        Depending on our anticipated results of operations for our current fiscal quarter, we may exercise our option under the equity commitment agreement prior to the Expiration Date. In such instance, the NOL Limitations described above will not be applied to the Transactions.

Beneficial Ownership Limitations

        Pursuant to the terms of the equity commitment agreement, to the extent that the beneficial ownership of our common stock by Sigma and Chilton, either through participation in this offering or the rights offering, pursuant to the put option agreements or as a result of the payment of a put option premium, will equal or exceed 10% and 5%, respectively, then such entity's obligations under the equity commitment agreement shall be reduced to prevent such entity's beneficial ownership from equaling or exceeding such percentage. Sigma and Chilton have the right to increase these percentages upon 61 days' advance notice to us. To the extent Sigma or Chilton's obligations are reduced under the equity commitment agreement as a result of this limitation, the obligation of D. E. Shaw shall be increased by an equal amount.

Credit Facility Requirements

        Under our second lien term loan facility, we are required to raise an aggregate of $80.0 million in proceeds (either in cash or through the assignment to us of loans under our second lien term loan facility) from the sale of our capital stock (including pursuant to the offerings and the equity cure letters) in order to consummate this offering. See "Certain Relationships and Related Transactions—Equity Commitment Agreement" and "Risk Factors—If the transactions contemplated by the equity commitment agreement are not consummated and we are unable to find satisfactory alternatives in a timely fashion, we would be unable to satisfy our leverage ratio covenant under our secured term loan credit facilities and our financial position would be materially adversely affected." We raised $18.5 million upon our exercise of our option under the equity cure letters. As a result, we must raise at least an additional $61.5 million in the Transactions to consummate this offering.

Issuance of Our Common Stock

        If you properly complete and submit an assignment agreement in connection with this offering, you will be deemed to own the shares of our common stock you have subscribed for (subject to any cutback pursuant to the mandatory NOL limitations described herein) from the time of the closing of this offering. The closing of this offering is expected to occur within 10 business days of its expiration. After the expiration of this offering, but prior to its closing, we will determine the amount of any decrease in the number of shares of our common stock to be issued pursuant to the mandatory NOL limitations described herein.

Subscription Agent

        We have appointed Mellon Investor Services LLC to act as subscription agent for this offering. We will pay all customary fees and expenses of the subscription agent related to this offering, and have agreed to indemnify the subscription agent from liabilities that it may incur in connection with this offering.

Delivery of Assignment Agreement

        You should deliver your assignment agreement to Mellon Investor Services LLC, which is acting as our subscription agent, by mail, by overnight courier or by hand to:

By Mail:	By Overnight Courier or By Hand:
Mellon Investor Services LLC Attn: Corporate Actions Dept. P.O. Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Attn: Corporate Actions Dept.—27th Floor 480 Washington Boulevard Jersey City, NJ 07310

        If you have any questions about or require assistance regarding the procedure for subscribing for shares of our common stock in this offering, please contact Mellon Investor Services LLC, which is acting as our subscription agent for this offering, at:

Mellon Investor Services LLC
Attn: Corporate Actions Dept.—27th Floor
480 Washington Boulevard
Jersey City, NJ 07310

        From within the United States, Canada or Puerto Rico, please call: 1-800-851-9676 (Toll Free)

        From elsewhere, please call: 1-201-680-6664 (Collect)

        Your delivery to an address other than the addresses set forth above will not constitute valid delivery.

Fees and Expenses

        All fees and expenses incurred by you in connection with the subscription of shares of our common stock pursuant to this offering will be for your account, and none of these fees and expenses will be paid by us or the subscription agent.

Extensions and Termination

        This offering expires at 5:00 p.m., New York City time, on the Expiration Date, unless we extend this offering. The period for subscribing for shares of our common stock in this offering may be extended. We currently have no intention to extend this offering; however, if we elect to extend this offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the business day immediately prior to the most recently announced expiration date.

        In addition, while we currently have no intention of terminating this offering, we have reserved the right to terminate this offering in our sole discretion, subject to our agreement under the equity commitment agreement to use our reasonable best efforts to carry out this offering. If this offering is terminated prior to the Expiration Date, the subscription agent will return all assignment agreements submitted pursuant to this offering. In such case, no assignment of indebtedness will be reflected on the Register maintained by the administrative agent.

No Board of Directors Recommendation

        Neither we nor our Board of Directors makes any recommendation as to whether you should subscribe for shares of our common stock in this offering. You should make an independent investment decision.

Hart-Scott-Rodino Act Limitations

        We will not be required to issue shares of our common stock to you under this offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control the shares and, if at the expiration of this offering, you have not obtained that clearance or approval. For example, if as a result of your subscription for shares of our common stock in this offering, you would hold shares of our common stock worth more than $63.1 million, including any shares you hold presently, you and we may be required to make a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and wait for any applicable waiting periods to expire or terminate before we can satisfy your subscription. In connection with the Transactions, we and D. E. Shaw have made a filing under the act to address circumstances in which D. E. Shaw's ownership of our common stock as a result of the Transactions exceeds 50%.

Other Matters

        We are not making this offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our common stock from lenders under our second lien term loan facility who are residents of those states or other jurisdictions. We may delay the commencement of this offering in those states or other jurisdictions, or change the terms of this offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of this offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions, you will not be eligible to participate in this offering.

THE RIGHTS OFFERING

        Concurrent with this offering, we are conducting the rights offering. We are distributing to each holder of record of our common stock as of the close of business, New York City time, on                        , 2008 at no charge, one nontransferable right for each share of our common stock held on such date to purchase 7.132 shares of our common stock for each right at the exercise price of $0.65 per share.

        We are seeking gross proceeds of approximately $70.6 million in the rights offering. However, as the Significant Equityholders are expected to satisfy their obligations under the equity commitment agreement pursuant to this offering, therefore we do not anticipate the Significant Equityholders to participate in the rights offering. Pursuant to the terms of our first lien term loan facility, we must use the net cash proceeds from the rights offering to repay a portion of our indebtedness under our first lien term loan facility. Borrowings under our first lien term loan facility bear interest at our option at either the Eurodollar base rate (as defined in the first lien term loan facility) plus an applicable margin of 3.25% per annum or the base rate (as defined in the first lien term loan facility) plus an applicable margin of 2.25% per annum. Our first lien term loan facility matures on February 12, 2013.

        As in this offering, holders of rights (other than the Significant Equityholders) who participate during the early participation period will be entitled to receive a premium, payable in shares of our common stock, equal to 2% of the number of shares acquired through the exercise of rights in the rights offering during such period. Stockholders (other than the Significant Equityholders) will be entitled to receive an early participation premium even if they exercise less than all of their rights.

        We will issue approximately 110.7 million shares of our common stock if all rights (other than those held by the Significant Equityholders) are exercised in the rights offering during the early participation period for the rights offering.

        The rights offering is being made pursuant to a separate prospectus and is only being made to holders of record of our common stock as of                        , 2008.

THE TRANSACTIONS

        We entered into the equity cure letters and the equity commitment agreements, and are conducting the offerings, to reduce our indebtedness and to assist us in meeting certain financial covenants contained in our secured term loan credit facilities.

        On April 17, 2008, we exercised our option under the equity cure letters to require the Curing Significant Equityholders to purchase shares of our capital stock for an aggregate consideration of $18.5 million. In connection with such exercise, we issued an aggregate of 18,500 shares of our Series D preferred stock to the Curing Significant Equityholders. In addition, pursuant to the terms of the equity cure letters, we issued, as a premium, an aggregate of 620,083 shares of our common stock to the Curing Significant Equityholders.

        The offerings will expire on                                    , 2008, which is after completion of our current fiscal quarter, which ends on June 29, 2008. Depending on our anticipated results of operations for such fiscal quarter, we may exercise our option under the equity commitment agreement prior to the Expiration Date. In that instance, and subject to satisfaction of the conditions set forth in the equity commitment agreement, we and the Significant Equityholders will consummate the sale and issuance of $100.0 million of our common stock, at $0.65 per share, payable in cash or through the assignment to us of loans under our second lien term loan facility, on or prior to June 27, 2008. Thereafter, following the Expiration Date, we will close the offerings, applying any cutbacks as appropriate, and issue shares of our common stock. Furthermore, if such exercise occurs prior to the closing of the offerings, we will have a Section 382 ownership change as a result. See "United States Federal Income Tax Considerations—Net Operating Losses." In such instance, the NOL Limitations described elsewhere in this prospectus will not be applied to the Transactions.

        If we do not exercise our option under the equity commitment agreement prior to the Expiration Date, then, promptly following the Expiration Date we will exercise our rights under the equity commitment agreement to the extent a Significant Equityholder has not satisfied its obligations under the equity commitment agreement through participation in the offerings. Prior to closing the offerings and the sale and issuance of our common stock under the equity commitment agreement, we will determine the amount of any appropriate adjustments to be made pursuant to the cutback provisions described in this prospectus. Once the amount of any such adjustments has been determined, we will close the Transactions and issue the shares of our common stock as appropriate.

        All shares of our common stock issued to the Significant Equityholders pursuant to the equity commitment agreement, including shares received through participation in the offerings in satisfaction of their obligations under the equity commitment agreement, will be issued on a private placement basis and are not included in this prospectus.

        See "Certain Relationships and Related Transactions—Equity Cure Letters" and "Certain Relationships and Related Transactions—Equity Commitment Agreement" for a more detailed discussion of the matters discussed above.

EFFECTS OF THE TRANSACTIONS ON THE SIGNIFICANT EQUITYHOLDERS' OWNERSHIP

        Set forth below, for illustrative purposes only, are two scenarios that indicate the effects the Transactions and the issuances of shares of our common stock thereunder could have on the Significant Equityholders' relative voting and economic interest. As of the date of this prospectus, the Significant Equityholders beneficially owned in the aggregate approximately 38.6% of our outstanding common stock. Both scenarios reflect the exercise of our rights under the equity cure letters on April 17, 2008.

        Scenario 1: The Significant Equityholders satisfy their obligations in full under the equity commitment agreement (but do not participate further in the offerings) and receive the put option premium, but no eligible participants (other than the Significant Equityholders and only to satisfy their obligations under the equity commitment agreement) participate in this offering and no rights (including those held by the Significant Equityholders) are exercised in the rights offering.

        Scenario 2: The Significant Equityholders satisfy their obligations in full under the equity commitment agreement (but do not participate further in the offerings) and receive the put option premium, and all eligible participants (other than the Significant Equityholders) participate in this offering during the early participation period and all rights (other than those held by the Significant Equityholders) are exercised in the rights offering during the early participation period for the rights offering.

	Significant Equityholders	Other Stockholders	Total
	(millions of shares)
Scenario 1:
Common Stock before Transactions and equity cure letters(1)	9.1	15.1	24.2
Common Stock issued pursuant to equity cure letters(2)	20.5	8.0	28.5
Common Stock issued pursuant to the equity cure letters premium(3)	0.5	0.1	0.6
Common Stock issued pursuant to equity commitment agreement(4)	153.8	—	153.8
Common Stock issued pursuant to put option premium(5)	12.2	—	12.2
Common Stock issued upon exercise of rights	—	—	—
Common Stock issued as early participation premium in the rights offering	—	—	—
Common Stock issued upon assignment of loans in this offering	—	—	—
Common Stock issued as early participation premium in this offering	—	—	—

Total Common Stock	196.1	23.2	219.3

Percentage Ownership	89.4%	10.6%	100.0%

	Significant Equityholders	Other Stockholders	Total
	(millions of shares)
Scenario 2:
Common Stock before Transactions and equity cure letters(1)	9.1	15.1	24.2
Common Stock issued pursuant to equity cure letters(2)	20.5	8.0	28.5
Common Stock issued pursuant to the equity cure letters premium(3)	0.5	0.1	0.6
Common Stock issued pursuant to equity commitment agreement(4)	153.8	—	153.8
Common Stock issued pursuant to put option premium(5)	12.2	—	12.2
Common Stock issued upon exercise of rights	—	108.5	108.5
Common Stock issued as early participation premium in the rights offering	—	2.2	2.2
Common Stock issued upon assignment of loans in this offering	—	100.0	100.0
Common Stock issued as early participation premium in this offering	—	2.0	2.0

Total Common Stock	196.1	235.9	432.0

Percentage Ownership	45.4%	54.6%	100.0%

(1)
Does not include approximately         million unvested shares of our common stock outstanding under our equity incentive plans.

(2)
Assumes the conversion, at a conversion price of $0.65 per share of our common stock, of the 18,500 shares of Series D preferred stock issued to the Curing Significant Equityholders in connection with our exercise on April 17, 2008 of our option under the equity cure letters to require the Curing Significant Equityholders to purchase shares of our capital stock for an aggregate consideration of $18.5 million.

(3)
Reflects a price per share of our common stock of approximately $1.61.

(4)
Reflects the satisfaction by the Significant Equityholders of their obligations under the equity commitment agreement pursuant to an assignment to us of an aggregate of $100.0 million of loans under our second lien term loan facility in this offering at a price of $0.65 per share of our common stock.

(5)
Net of the premium paid in shares of our common stock issued to D. E. Shaw and Sigma in payment of the equity cure letter premiums.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In connection with this offering, we have entered into several transactions with related parties as described below. We have filed copies of the agreements described in this section with the SEC as exhibits to the registration statement of which this prospectus forms a part. See "Available Information" for information on how to obtain a copy of each of these agreements. For a full description of certain relationships and related transactions please see "Certain Relationships and Related Transactions" in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007, which is incorporated by reference herein.

Equity Commitment Agreement

        On April 1, 2008, we entered into the equity commitment agreement with the Significant Equityholders. Pursuant to the equity commitment agreement, we agreed to carry out this offering and the rights offering.

        Pursuant to the equity commitment agreement, we entered into put option agreements with each of the Significant Equityholders pursuant to which, subject to certain conditions, we may require the Significant Equityholders to purchase an aggregate of $100.0 million of our common stock at $0.65 per share to the extent such Significant Equityholders did not do so in the offerings. D. E. Shaw, Sigma and Chilton have agreed, severally and not jointly, to purchase $80.0 million, $12.5 million and $7.5 million, respectively. The put options expire on the earlier of (i) seven business days after the expiration of the offerings and (ii) March 31, 2009. The obligations under the put option agreements shall not terminate until all required funding has occurred in accordance with the terms thereof.

        The Significant Equityholders will receive a put option premium, which is an aggregate of $7.904 million, payable in shares of our common stock at $0.65 per share, in consideration for their equity commitments in the offerings. The put option premium will be paid to the Significant Equityholders regardless of the method by which they satisfy their obligations under the equity commitment agreement, which may be pursuant to the rights offering or this offering, or upon exercise by us of our put option under the equity commitment agreement. The premium payable to each of D. E. Shaw and Sigma has been reduced in an amount equal to the premium received by each of them under their equity cure letters with us.

        The Significant Equityholders' obligations under the put option agreements are subject to the following conditions:

  •
  The issuance of the rights in the rights offering and the expiration of the rights offering; except that we may exercise our rights under the put option agreements notwithstanding this condition if:

  •
  we determine in good faith, after consultation with the Significant Equityholders, that the rights offering cannot be closed by the closing date stated in the rights offering prospectus (in which case the closing date for the put option agreements will be three business days after delivery of our notice of exercise under the put option agreements); or

  •
  the closing date of the rights offering does not occur prior to the end of any fiscal quarter prior to the expiration of the put options and we reasonably expect, with respect to such quarter, that the conditions of the immediately following bullet point will be satisfied (in which case the closing date for the put option agreements will be the last business day of such fiscal quarter solely for purposes of exercising the put options);

  •
  If we are exercising the put options and the rights offering has not closed:

  •
  we must reasonably expect that (without taking the exercise of such put options into account) we will not satisfy the leverage ratio covenants under our first lien term loan facility and our second lien term loan facility with respect to the fiscal quarter in, or with respect to, which we exercise the put options;

    •
    we must reasonably expect to be able to satisfy the leverage ratio covenants under our first lien term loan facility and our second lien term loan facility as a result of the exercise of the put options; and

    •
    the funds available to us under the equity cure letters must be exhausted, not available or insufficient to cure the anticipated default under the leverage ratio covenants under our first lien term loan facility and/or our second lien term loan facility;

  •
  We must permit the Significant Equityholders to satisfy their obligations under the put option agreements by assigning loans to us under our second lien term loan facility and we must conduct this offering, except that the Significant Equityholders have agreed to exercise sufficient rights in the rights offering such that the sum of our gross proceeds from issuances under the equity cure letters and our net cash proceeds from the rights offering equals at least $15.0 million (as a result of our exercise on April 17, 2008 of our option under the equity cure letters to require the Curing Significant Equityholders to purchase shares of our capital stock for an aggregate consideration of $18.5 million, the Significant Equityholders will not be required to exercise any rights in the rights offering);

  •
  The lack of any event of default under our secured credit facilities that cannot be cured after taking into account the proceeds from the exercise of the put option agreements and issuances under the equity cure letters; and

  •
  That any default under any indenture, mortgage, loan agreement (including our secured credit facilities) or similar agreement or instrument in existence as of April 1, 2008 has, after taking into account the proceeds available to us under the equity cure letters and the entry into the equity commitment agreement, been cured.

        Additional conditions include accuracy of our representations and warranties under the equity commitment agreement, receipt of all required governmental, regulatory or third-party consents (including expiration of the required waiting period following the filing made under the HSR Act for D. E. Shaw to acquire more than 50% of our common stock, as described above in "Offering Terms—Hart-Scott-Rodino Act Limitations"), approvals or waivers with respect to the offerings, lack of violation of law, regulation or order, compliance by Foamex L.P. with its obligations under our secured credit facilities to deliver its financial statements to the lenders under such facilities and payment of certain professional expenses related to the equity commitment agreement.

        If any of these conditions are not met, each Significant Equityholder may choose not to complete the purchase of its portion of the $100.0 million of our common stock called for in the equity commitment agreement. Under our second lien term loan facility, we are required to raise an aggregate of $80.0 million in proceeds (either in cash or through the assignment to us of loans under our second lien term loan facility) from the sale of our capital stock (including pursuant to the offerings and the equity cure letters) in order to consummate this offering. See "Risk Factors—If the transactions contemplated by the equity commitment agreement are not consummated and we are unable to find satisfactory alternatives in a timely fashion, we would be unable to satisfy our leverage ratio covenant under our secured term loan credit facilities and our financial position would be materially adversely affected."

        Each of the Significant Equityholders currently holds interests in loans under our second lien term loan facility in excess of the amount of its obligation under the equity commitment agreement. We anticipate that each Significant Equityholders will satisfy its entire obligation under the equity commitment agreement through the assignment to us of loans under our second lien term loan facility.

        The offerings will expire on                                    , 2008, which is after completion of our current fiscal quarter, which ends on June 29, 2008. Depending on our anticipated results of operations for such fiscal quarter, we may exercise our rights under the equity commitment agreement prior to the Expiration Date. In that instance, and subject to satisfaction of the conditions set forth in the equity commitment agreement, we and the Significant Equityholders will consummate the sale and issuance of $100.0 million of our common stock, at $0.65 per share, payable in cash or through the assignment to us of loans under our second lien term loan facility, on or prior to June 27, 2008.

Equity Cure Letters

        On February 13, 2008, each of the Curing Significant Equityholders delivered equity cure letters to us, pursuant to which, if requested to do so by us and subject to certain conditions, they have committed to purchase in cash, either (at their election) (i) shares of our new Series D preferred stock, (ii) shares of our new Series E preferred stock or (iii) any combination of Series D preferred stock or Series E preferred stock, for an aggregate amount of up to $20.0 million. See "Description of Capital Stock—Preferred Stock" for a discussion of the terms of the Series D preferred stock (including conversion rights) and the Series E preferred stock.

        The aggregate amount committed by each of D. E. Shaw, Goldman and Sigma is up to approximately 52.23%, 27.94% and 19.83%, respectively, of the total amount estimated by us to be necessary to facilitate Foamex L.P.'s ability pursuant to Section 8.02(b) of our first lien term loan facility and our second lien term loan facility or Section 9.2(d) of our revolving credit facility, as applicable, to comply with its financial covenants under Section 7.12 of our first lien term loan facility and our second lien term loan facility or Section 7.25 of our revolving credit facility, as applicable, with respect to the relevant fiscal quarter. The maximum amounts committed by each of D. E. Shaw, Goldman and Sigma shall not exceed $10,445,353, $5,588,145 and $3,966,502, respectively. Foamex L.P. must use any contribution of the proceeds from any issuance and sale of securities under the equity cure letters only for the purpose of funding ordinary course expenditures, and not to prepay any debt (whether revolver, term or other). However, we are required under the first lien term loan facility to make an optional prepayment of loans outstanding thereunder in an amount equal to the amount of such proceeds.

        The commitments under the equity cure letters are subject to the following conditions at the time a notice from us specifying the number of shares of Series D preferred stock and/or Series E preferred stock to be purchased is delivered by us thereunder:

  •
  Foamex L.P. be in compliance with its obligation to deliver financial statements under Section 6.01(a) and (b) under our first lien term loan facility and our second lien term loan facility and Section 5.1(a) and (b) of our revolving credit facility; and

  •
  there be no Event of Default (as defined in our first lien term loan facility and our second lien term loan facility or our revolving credit facility, as applicable) under our first lien term loan facility and our second lien term loan facility or our revolving credit facility that cannot be cured pursuant to Section 8.02(b) of our first lien term loan facility and our second lien term loan facility or Section 9.2(d) of our revolving credit facility with proceeds from the issuance of securities pursuant to the equity cure letters.

        In addition, under the terms of our secured credit facilities, we may not exercise our rights under the equity cure letters unless each of D. E. Shaw, Goldman, Sigma, Par IV Master Fund, Ltd., and Sunrise Partners Limited Partnership, whom we refer to collectively as the Emergence Significant Equityholders, or certain of their affiliates, is the beneficial owner of more than 66 2/3% of the sum of:

  •
  the number of shares of our voting stock owned by such Emergence Significant Equityholder on February 12, 2008; plus

  •
  the number of shares of our voting stock acquired by such Emergence Significant Equityholder from another Emergence Significant Equityholder; minus

  •
  the number of shares of our voting stock sold by such Emergence Significant Equityholder to other Emergence Significant Equityholders.

        Each of the Curing Significant Equityholders represented to us that as of February 13, 2008, such entity satisfied this requirement. As of the date of this prospectus, we believe this requirement is satisfied.

        As consideration for the option granted to us to require each Curing Significant Equityholder to purchase securities pursuant to the equity cure letters, we agreed to pay each a premium in an amount equal to 5% of such entity's maximum obligation under the equity cure letters, payable in shares of our common stock, with such shares to be issued at the time of the earliest of:

  •
  the first issuance of securities under such entity's equity cure letter;

  •
  the consummation of a rights offering by us meeting certain conditions; and

  •
  the termination of such entity's equity cure letter.

The number of shares of our common stock to be issued shall be calculated based upon the average trading price of our common stock for the thirty-trading day period ending on the fifth trading day immediately preceding the earliest to occur of the immediately preceding bulleted events. Any amount paid to D. E. Shaw or Sigma as a premium under the equity cure letters will be credited against our put option premium obligations under the equity commitment agreement.

        Each of the equity cure letters shall automatically terminate upon the earliest of:

  •
  11:59 p.m. on May 20, 2009;

  •
  11:59 p.m. on the day that is ten days after the date on which the financial statements of the Foamex L.P. as of, and for the fiscal quarter ended March 29, 2009, are required to be delivered to the administrative agent pursuant to our first lien term loan facility, our second lien term loan facility and our revolving credit facility;

  •
  with regard to each equity cure letter, the date on which the applicable entity has purchased its maximum obligation of securities thereunder; and

  •
  the date on which a rights offering by us meeting certain conditions is consummated.

        On April 17, 2008, we exercised our option under the equity cure letters to require the Curing Significant Equityholders to purchase shares of our capital stock for an aggregate consideration of $18.5 million. In connection with such exercise, we issued an aggregate of 18,500 shares of our Series D preferred stock to the Curing Significant Equityholders. In addition, pursuant to the terms of the equity cure letters, we issued 323,849, 173,256 and 122,978 shares of our common stock to D. E. Shaw, Goldman and Sigma, respectively, as payment of the premium under the equity cure letters.

        In accordance with the terms of our first lien term loan facility, we made an optional prepayment of loans outstanding thereunder in an amount equal to $18.5 million. Foamex L.P. used available cash on hand and borrowings under the revolving credit facility to make this prepayment.

        The rights offering, if consummated, would meet the conditions set forth in the equity cure letters for the termination of the equity cure letters. We currently have no plans to exercise our remaining option under the equity cure letters prior to the consummation of this offering.

Lenders Under Our Secured Credit Facilities

        The Significant Equityholders and/or their affiliates hold interests in loans under our secured credit facilities, including our second lien term loan facility, a portion of which is expected to be assigned to us in connection with this offering, and our first lien term loan facility, a portion of which is expected to be repaid with the net cash proceeds of the rights offering. We entered into amendments to our second lien term loan facility and our first lien term loan facility to permit the assignment of loans to us under our second lien term loan facility in this offering. In connection with the amendment to our second lien term loan facility, we paid an aggregate consent fee of $420,000 to the lenders under our second lien term loan facility who agreed to such amendment, including D. E. Shaw, Sigma and Chilton. In connection with the amendment to our first lien term loan facility, we paid an aggregate consent fee of approximately $3.5 million to the lenders under our first lien term loan facility who agreed to such amendment, including Chilton.

Prior Equity Commitment Agreement

        On October 13, 2006, we entered into an equity commitment agreement, which we refer to as the Prior Equity Commitment Agreement, with the Emergence Significant Equityholders in connection with our rights offering completed in February 2007, which we refer to as the Prior Rights Offering. Upon approval by the United States Bankruptcy Court for the District of Delaware of the Prior Equity Commitment Agreement on November 27, 2006, we entered into a put option agreement dated as of November 30, 2006, whereby we purchased a put option from these Emergence Significant Equityholders for an aggregate nonrefundable put option premium of up to $9.5 million. Under the put option, and subject to the terms of the Prior Equity Commitment Agreement, we were entitled to require these Emergence Significant Equityholders to purchase shares of our new Series C preferred stock for an aggregate purchase price equal to any shortfall from the Prior Rights Offering.

        The Emergence Significant Equityholders' obligations under the Prior Equity Commitment Agreement were subject to a number of conditions precedent, which were waivable, as set forth in the Prior Equity Commitment Agreement.

        The put option premium of up to $9.5 million was paid in the following manner: (i) $2.0 million was paid on November 30, 2006 and (ii) $7.5 million was paid on the effective date of our plan of reorganization. Under our plan of reorganization, we and the Emergence Significant Equityholders also entered into a call option agreement whereby the Emergence Significant Equityholders purchased a call option from us to allow them, if they so elected, to purchase from us, at the exercise price in the Prior Rights Offering, shares of our common stock not subscribed for in the Prior Rights Offering. We and these Emergence Significant Equityholders had agreed that our plan of reorganization would require these Emergence Significant Equityholders to pay an option premium of $2.0 million in connection with the call option. In the event that these Emergence Significant Equityholders exercised the call option they purchased from us under our plan of reorganization, the put option would expire unexercised. The Emergence Significant Equityholders exercised the call option and acquired a total of approximately 1.0 million shares of our common stock on February 12, 2007 and the put option expired unexercised.

        D. E. Shaw and Sigma are Significant Equityholders and Emergence Significant Equityholders.

Registration Rights Agreements

        In connection with our plan of reorganization, we and the Emergence Significant Equityholders entered into a registration rights agreement dated as of February 12, 2007 pursuant to which the Emergence Significant Equityholders have demand and piggyback registration rights with respect to the public resale of shares of our common stock held by them. The registration rights agreement entitles each of the Emergence Significant Equityholders to make two demands for registration of all or part of each Emergence Significant Equityholder's common stock that is subject to the registration rights agreement, subject to certain conditions and exceptions. No demand shall qualify as such unless made by the Emergence Significant Equityholders holding at least 25% of the aggregate number of outstanding shares of our common stock, and unless at least 25% of such aggregate number of outstanding shares of our common stock shall be included to be sold in each registration statement. In addition, the piggyback registration rights provide that, subject to certain conditions and exceptions, if we propose to file a registration statement under the Securities Act with respect to an offering of equity securities on a form that would permit the registration of our common stock held by the Emergence Significant Equityholders that is subject to the registration rights agreement, then we will offer each of the Emergence Significant Equityholders the opportunity to register all or part of its shares of our common stock that are subject to the registration rights agreement on the terms and conditions set forth in the registration rights agreement. The Emergence Significant Equityholders have waived their rights under this agreement with regard to the rights offering. The Emergence Significant Equityholders also have unlimited rights to register our common stock that is subject to the registration rights agreement on Form S-3, if and when we qualify to use such form. Under the registration rights agreement, we will pay customary fees and expenses in connection with any registration, including the reasonable fees and expenses of counsel for the Emergence Significant Equityholders.

        In connection with the Transactions, we will enter into a registration rights agreement with the Significant Equityholders on terms substantially similar to the registration rights agreement described above.

Consulting Services Agreement with Robert J. Hay

        Under a consulting agreement, dated April 24, 2001, as amended on February 27, 2005, between the Company and Robert J. Hay, a former director of the Company, Mr. Hay performed consulting services and advised on business and manufacturing initiatives for the Company. The consulting agreement was for an initial two-year term and was renewable automatically for successive one-year terms. Under the consulting agreement, as amended, Mr. Hay received a fee of $6,666.66 per month in addition to reimbursement for expenses incurred in connection with providing the consulting services.

        The Company terminated the consulting agreement with Mr. Hay effective November 12, 2007. A total of $53,328, $79,992, and $74,994 was paid to Mr. Hay under the consulting agreement in 2007, 2006 and 2005, respectively. These fees were in addition to the fees Mr. Hay received for serving as a director of the Company.

DESCRIPTION OF CAPITAL STOCK

        The following summary description of our capital stock is qualified in its entirety by reference to our second amended and restated certificate of incorporation, and our amended and restated by-laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. In connection with the Transactions, we intend to complete the certificate of incorporation amendment, which will increase the number of authorized shares of our common stock as described below.

General

        Upon consummation of the certificate of incorporation amendment, our authorized capital stock will consist of 757 million shares consisting of seven million shares of preferred stock, par value $0.01 per share, 18,500 of which are issued and outstanding as of the date of this prospectus in the form of Series D preferred stock, and 750 million shares of common stock, par value $0.01 per share,                        of which are issued and outstanding as of the date of this prospectus. In addition, options exercisable for approximately                         million shares and other equity incentive awards for approximately                         million shares of our common stock were outstanding as of the date of this prospectus.

Common Stock

        Subject to the rights of holders of preferred stock then outstanding and to applicable law, holders of common stock exclusively possess all voting power and are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. Except as set forth below, the affirmative vote of a majority of outstanding shares of common stock is required to approve all matters requiring stockholder approval. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock outstanding can select all of the directors, subject to the rights of a majority of the continuing directors to fill vacancies and newly created directorships. In addition, supermajority voting requirements apply in respect of certain stockholder actions. See "—Provisions Having Possible Anti-takeover Effects."

        Holders of common stock have no preemptive rights to subscribe for any additional securities that the Company may issue and there are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by us. In the event of our liquidation, dissolution or winding up, holders of the shares of common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment to all our creditors, subject to the rights, if any, of the holders of any outstanding shares of preferred stock.

        The transfer agent for our common stock is Mellon Investor Services LLC.

        Our common stock is traded over the counter under the symbol FMXL.PK.

        Certain trading restrictions applicable to transfers of our common stock contained in our second amended and restated certificate of incorporation were made inapplicable by action of our Board of Directors, effective on February 12, 2007.

Preferred Stock

        Pursuant to our second amended and restated certificate of incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of preferred stock from time to time in one or more series and to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and relative, participating, optional and other special rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because our Board of Directors has such power to establish the powers, preferences and rights of each series, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of common stock.

Series D Convertible Preferred Stock

        We may issue shares of the Series D convertible preferred stock, par value $0.01 per share, to the Curing Significant Equityholders pursuant to the equity cure letters. The Series D preferred stock ranks senior to our common stock and to each other class or series of our capital stock now or hereafter outstanding, including, without limitation, any other class or series of our preferred stock now existing or hereafter created. In connection with our exercise of our option under the equity cure letters on April 17, 2008, we issued an aggregate of 18,500 shares our Series D preferred stock to D. E. Shaw, Goldman and Sigma. We do not anticipate exercising our remaining option under the equity cure letters. As such, we do not anticipate any further issuance of any shares of Series D preferred stock. The Series D preferred stock will not be listed on any national securities exchange. There is no current market for the Series D preferred stock and we do not expect one to develop. Set forth below is a description of the terms of the Series D preferred stock.

  Voting Rights

        Holders of shares of the Series D preferred stock do not have voting rights, except that actions that adversely affect or otherwise alter or change any of the rights of the Series D preferred stock in any respect or that otherwise would be inconsistent with the certificate of designations for the Series D preferred stock require the affirmative vote or consent of 80% of the shares of Series D preferred stock outstanding, voting or consenting as a separate class, with each holder being entitled to one vote per share.

  Dividends

        Holders of the shares of Series D preferred stock are entitled to receive, in respect of each share of Series D preferred stock, the greater of (i) dividends which will be cumulative and accrue daily from the date of issuance and will be payable by increases in the liquidation preference at a rate equal to 4.5% per annum, compounding monthly and (ii) dividends, if any, paid on our common stock on an as-converted basis (in lieu of dividends described in clause (i)).

  Liquidation Preference

        Upon a liquidation event (but excluding mergers or similar transactions), the holders of Series D preferred stock will be entitled to receive, in cash, in preference to payments to our common stock or any other securities ranking junior to the Series D preferred stock, an amount equal to the greater of (i) the sum of (A) the original liquidation preference of the Series D preferred stock as issued plus (B) all monthly additions to the accrued liquidation preference specified in the certificate of designations for the Series D preferred stock and (C), without duplication of any amounts referred to in clause (B), all accrued and unpaid dividends (in each case, as appropriately adjusted for stock splits, recapitalization and similar events) with respect to each share of Series D preferred stock and (ii) the amount of dividends and liquidation distributions that would be received by the holders of common stock on an as-converted basis.

  Conversion of the Series D Preferred Stock

        The Series D preferred stock is convertible into common stock as follows:

        Conversion at the option of the holders.    The holders of Series D preferred stock may convert their shares into shares of our common stock at any time prior to the one-year anniversary of the first date on which shares of the Series D preferred stock are issued pursuant to the Series D certificate of designations. We refer to such date as the Series D Anniversary Date. If the shares of Series D preferred stock are converted within 10 days of the consummation of a rights offering that has occurred within 90 days of the first issuance of such shares, then the price per share of the shares of common stock to be received upon conversion of the Series D preferred stock will equal the price per share of common stock in such rights offering. In all other instances, the price per share will equal the average trading price of our common stock for the 30 trading day period ending on the fifth trading day immediately preceding the conversion date.

        Conversion at our option.    We may convert, at the conversion prices described in the Series D certificate of designations, the shares of Series D preferred stock into shares of our common stock on either (1) the tenth business day following the consummation of a rights offering by us within 90 days of the first date on which shares of Series D preferred stock are issued or (2) the Series D Anniversary Date, if no rights offering is consummated prior to the 90th day following the first date on which shares of Series D preferred stock are issued.

        Rights offering credit.    The Series D certificate of designations provides that in any rights offering, each holder of Series D preferred stock may elect, at its option, either (1) to credit the liquidation preference for the Series D preferred stock toward any financial commitment such holder may have in respect of common stock not acquired pursuant to such rights offering, (2) to separately satisfy such commitment and to have such conversion result in the issuance of shares of our common stock in addition to those acquired in the rights offering, or (3) to elect a combination of (1) and (2). Under the equity commitment agreement, D. E. Shaw and Sigma will not apply their respective crediting rights under clause (1).

        However, in the case of Sigma, (A) the shares of the Series D preferred stock shall not be convertible by Sigma or us to the extent (but only to the extent) that, if converted, Sigma, together with its affiliates, would beneficially own in excess of 9.9% of the outstanding shares of our common stock, and (B) at no point in time will the shares of Series D preferred stock be converted into any number of shares of our common stock that would (i) result in the total beneficial ownership by Sigma, together with its affiliates, upon such conversion, to be in excess of 9.9% of the total outstanding shares of our common stock or (ii) result in the total beneficial ownership by Sigma, together with its affiliates, upon such conversion, to be in excess of 9.9% of the total outstanding amount of any of our equity securities. Sigma has the right to decrease or increase this percentage upon 61 days' advance notice to us.

        Splits and recapitalization.    Appropriate adjustments shall be made to the conversion rights of the Series D preferred stock for stock splits, recapitalization and similar events.

Series E Preferred Stock

        Our Board of Directors approved the designation of the Series E preferred stock, par value $0.01 per share, in connection with the equity cure letters. The Series E preferred stock ranks senior to our common stock and to each other class or series of our capital stock now or hereafter outstanding, including, without limitation, any other class or series of our preferred stock now existing or hereafter created. We did not issue any shares of Series E preferred stock in connection with our exercise of our option under the equity cure letters on April 17, 2008, and we do not anticipate exercising our remaining option under the equity cure letters. As such, we do not anticipate the issuance of any shares of Series E preferred stock. Set forth below is a description of the terms of the Series E preferred stock.

  Voting Rights

        Holders of shares of the Series E preferred stock do not have voting rights, except that actions that adversely affect or otherwise alter or change any of the rights of the Series E preferred stock in any respect or that otherwise would be inconsistent with the certificate of designations for the Series E preferred stock require the affirmative vote or consent of 80% of the shares of Series E preferred stock outstanding, voting or consenting as a separate class, with each holder being entitled to one vote per share.

  Dividends

        Holders of the shares of Series E preferred stock are entitled to receive, in respect of each share of Series E preferred stock, dividends at a rate equal to 9.0% per annum, compounding monthly. Dividends on the Series E preferred stock will be cumulative and accrue daily from the date of issuance and will be payable by increases in the liquidation preference.

  Liquidation Preference

        Upon a liquidation event (but excluding mergers or similar transactions), the holders of Series E preferred stock will be entitled to receive, in cash, in preference to payments to our common stock or any other securities ranking junior to the Series E preferred stock, an amount equal to the sum of (A) the original liquidation preference of the Series E preferred stock as issued plus (B) all monthly additions to the accrued liquidation preference specified in the certificate of designations for the Series E preferred stock and (C), without duplication of any amounts referred to in clause (B), all accrued and unpaid dividends (in each case, as appropriately adjusted for stock splits, recapitalization and similar events) with respect to each share of Series E preferred stock.

  Redemption of the Series E Preferred Stock

        The Series E preferred stock is redeemable as follows:

        Redemption at the option of the holders.    At any time beginning on the date that is six months and one day following the latest of the maturity dates of our first lien term loan facility and second lien term loan facility and the stated termination date under our revolving credit facility, each holder of shares of Series E preferred stock may require us to repurchase for cash, at a price per share equal to the accrued liquidation preference (as defined in the certificate of designations for the Series E preferred stock) on the repurchase date, all or a portion of such holder's shares of Series E preferred stock. However, we are not required to repurchase shares of Series E preferred stock if prohibited by the terms of our first lien term loan facility, second lien term loan facility or revolving credit facility.

        Redemption at our option.    We may redeem the Series E preferred stock, in whole or in part, by paying cash per share equal to the accrued liquidation preference (as defined in the certificate of designations for the Series E preferred stock).

        Rights offering credit.    The Series E certificate of designations provides that in connection with any rights offering, each holder of Series E preferred stock may elect, at its option, to credit the accrued liquidation preference (as defined in the certificate of designations for the Series E preferred stock) of such holder's Series E preferred stock, in whole or in part, toward any financial commitment such holder may have in respect of such rights offering. Under the equity commitment agreement, D. E. Shaw and Sigma will not apply their respective crediting rights.

Provisions Having Possible Anti-takeover Effects

        Our second amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control. The provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our assets. The provisions are also intended to discourage certain tactics that may be used in proxy fights. Set forth below is a description of such provisions in our second amended and restated certificate of incorporation and amended and restated by-laws.

        Our amended and restated by-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors and with regard to certain other matters to be brought before an annual meeting of our stockholders. In general, we must receive notice not less than ten or more than 60 days before the date of the meeting, which must contain certain specified information concerning the matters to be brought before the meeting and the stockholder submitting the proposal. In the event of a nomination of a director by a stockholder of record, the stockholder is required to give notice to this effect to the Secretary of the Company not later than the 90th day or earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting, subject to certain exceptions. Except as otherwise provided for with respect to the rights of the holders of preferred stock, vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum. Except for directors elected by the holders of preferred stock, directors may be removed from office only by the affirmative vote of holders of 85% or more of the outstanding shares of voting stock at a meeting of stockholders called for that purpose.

        Our second amended and restated certificate of incorporation further provides that in addition to any affirmative vote required by law, our amended and restated by-laws may be altered, amended or repealed by (a) our Board of Directors, by an affirmative vote of at least a majority of the then-authorized number of directors, or (b) by the stockholders by the affirmative vote of a majority of the combined voting power of the then-outstanding voting stock voting together as a single class. In addition, our second amended and restated certificate of incorporation provides that whenever any vote of the stockholders is required by law to amend, alter, repeal or rescind any provision thereof, then, in addition to any affirmative vote required by law or any required vote of the holders of preferred stock, the affirmative vote of a majority of the then-authorized number of directors and the affirmative vote of a majority of the combined voting power of the then-outstanding shares of voting stock voting together as a single class is required to amend, alter, repeal or rescind our second amended and restated certificate of incorporation, provided that any change to the provisions of our second amended and restated certificate of incorporation relating to stockholder consents, liability of directors, indemnification, business combinations, Section 203 of the Delaware General Corporation Law, or DGCL, or amendments to our charter documents or any related definitions must be approved by the affirmative vote of the holders of at least 85% of the combined voting power of the outstanding shares of our voting stock voting together as a single class.

        We have elected not to be governed by Section 203 of the DGCL. Our second amended and restated certificate of incorporation provides, however, that in addition to any other vote required by law, a business combination involving any merger or consolidation of the Company or any subsidiary with or into any Related Person (defined in our second amended and restated certificate of incorporation to generally include any person, entity or group which beneficially owns 10% or more of our outstanding voting stock or which, within two years prior thereto, held such amount of voting stock; provided, however, that the Company or any subsidiary are deemed not to be a Related Person) or any other entity that, after such merger or consolidation, would be an affiliate or associate of a Related Person (we refer to any such transaction as a "Business Combination"), requires that the consideration received by the holders of our common stock (other than the Related Person involved in the Business Combination) be fair from a financial point of view as determined by our independent directors, who shall have the authority, but not the obligation, to engage independent counsel and bankers at our expense for purposes of making this determination, subject to a budget that is reasonably acceptable to our Board of Directors. Pursuant to our plan of reorganization, the Emergence Significant Equityholders had the right to nominate four of our directors, which directors would continue until the first annual meeting of stockholders after the effective date of the plan of reorganization, which meeting will not take place until at least 12 months after the effective date. The effective date under the plan of reorganization was February 12, 2007. We currently plan to hold the 2008 annual meeting of stockholders on or about July 17, 2008.

Limitation on Directors' and Officers' Liability

        Our second amended and restated certificate of incorporation limits the personal liability of our directors to us or our stockholders to the fullest extent permitted by DGCL. Accordingly, pursuant to the terms of the DGCL presently in effect, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duties as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification

        We, as a Delaware corporation, are empowered by the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been our director, officer, employee or agent. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

        In addition, our second amended and restated certificate of incorporation, provides that, to the fullest extent permitted by the DGCL, we will indemnify any person who is involved in legal proceedings, including an action by or in the right of the Company, by reason of the fact that the person is or was a director or officer of the Company, or is or was serving at the Company's request as a director, officer, manager, trustee, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise while serving as a director or officer of the Company, provided that except as otherwise provided in our second amended and restated certificate of incorporation, in the case of a proceeding initiated by an indemnitee, the Company shall indemnify any indemnitee only if such proceeding was authorized by the Board. The Company is also required to advance to directors, officers and any other person entitled to indemnification, payments for their expenses incurred in defending a proceeding to which indemnification might apply, provided that, if required by the DGCL, the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified. In addition, our second amended and restated certificate of incorporation specifically provides that the indemnification rights granted thereunder are non-exclusive.

        We maintain an insurance policy providing for indemnification of our officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot make any prediction as to the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. See "Risk Factors—Risks Relating to Our Common Stock—Substantial future sales of shares of our common stock in the public market could cause our stock price to fall."

Sale of Restricted Shares

        As of the date of this prospectus, we had approximately                         million shares of our common stock issued and outstanding, all of which are freely tradable without restrictions (excluding any limitations to which holders of these shares that are affiliates of ours may be subject under Rule 144 under the Securities Act and excluding restricted or deferred shares that are subject to vesting). Based upon the above number of shares outstanding as of the date of this prospectus, upon consummation of the Transactions and assuming full participation (other than by the Significant Equityholders) in the offerings during each offering's early participation period, we expect to have approximately 432.0 million shares of common stock outstanding, excluding approximately                         million shares underlying outstanding stock options or other equity incentive awards, which would result in a substantial increase in our public float. The shares issued pursuant to this offering and the rights offering (including as payment of the early participation premium in each of the offerings) will be freely tradable without restriction under the Securities Act, except that any such shares acquired by the Significant Equityholders pursuant to the exercise of rights relating to their shares of common stock, through participation in this offering and pursuant to the equity commitment agreement, including any shares issued to the Significant Equityholders in payment of the put option premium under the equity commitment agreement, and shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the restrictions of Rule 144 under the Securities Act or pursuant to an effective registration statement.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliate holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the restrictions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported on the Pink Sheets and the OTCBB during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Options and Equity Awards

  Stock Award Plans

        Capacity and Availability.    The Foamex International Inc. 2002 Stock Award Plan, as amended, or the 2002 Stock Award Plan, provides for the issuance of nonqualified and incentive stock options for our common stock. Eligibility extends to our employees, directors and consultants, including those of our subsidiaries and affiliates. As of the date of this prospectus, 1,150,000 shares of our common stock are reserved for issuance under the 2002 Stock Award Plan.

        The 2002 Stock Award Plan also provides for stock appreciation rights, restricted stock, phantom stock units, performance share units and/or stock bonuses, although none of these awards have been issued. Of the 1,150,000 shares of our common stock reserved under our 2002 Stock Award Plan, 125,000 of these shares are available for awards of restricted stock, phantom stock units, performance share units and/or stock bonuses. As of the date of this prospectus, options to purchase                        shares of our common stock, which were issued under our 2002 Stock Award Plan, were outstanding.

        The 1993 stock option plan, as amended, or the 1993 Stock Option Plan, provided for the issuance of nonqualified and incentive stock options for our common stock. Our officers and executives, including those of our subsidiaries and affiliates, were eligible to participate. During the fourth quarter of 2003, the 1993 Stock Option Plan expired according to the provisions of the plan. Consequently, no further options can be granted under the plan. Options outstanding on the expiration date continue to be available for the issuance of our common stock under the terms and conditions at their grant. As of the date of this prospectus, options to purchase                        shares of our common stock, which were issued under our 1993 Stock Option Plan, were outstanding.

        The price and terms of options under the plans discussed above is at our discretion, except that the term of the options cannot exceed ten years.

  Management Incentive Plan

        Our 2007 Management Incentive Plan, or MIP, is generally intended to provide bonuses that may qualify as performance-based compensation within the meaning of Section 162(m) of the IRC. Under the terms of the MIP, our compensation committee may from time to time grant options to purchase our common stock. The MIP also provides for stock appreciation rights, restricted stock, phantom stock units, performance share units and/or stock bonuses and certain cash incentive awards. The individuals who will be eligible to receive incentive awards pursuant to the MIP are those employees, directors and consultants whom the committee shall select from time to time. The maximum number of shares of our common stock that may be issued in connection with stock incentive awards granted under the MIP will not exceed 2,325,000 shares of our common stock in the aggregate. As of the date of this prospectus, awards covering                        shares of our common stock had been granted under the MIP. We are amending the MIP to increase the number of authorized shares thereunder in connection with this transaction.

        On May 22, 2007, we filed a registration statement on Form S-8 to register the shares of our common stock reserved for issuance under the MIP. All of the shares of our common stock issuable pursuant to awards granted under the MIP are freely tradable without restrictions under the Securities Act, except to the extent that shares are held by an affiliate of ours or are subject to other contractual restrictions. On January 18, 2008, our Compensation Committee elected to modify the MIP by deleting language that enabled the Compensation Committee to reduce or eliminate awards previously approved by the Compensation Committee.

        In connection with the Transactions, we intend to increase the number of shares of our common stock issuable under the MIP to 27,300,000 shares of our common stock in the aggregate.

Registration Rights Agreements

        In connection with our plan of reorganization, we and the Emergence Significant Equityholders entered into a registration rights agreement dated as of February 12, 2007 pursuant to which the Emergence Significant Equityholders have demand and piggyback registration rights with respect to the public resale of shares of our common stock held by them. The registration rights agreement entitles each of the Emergence Significant Equityholders to make two demands for registration of all or part of each Emergence Significant Equityholder's common stock that is subject to the registration rights agreement, subject to certain conditions and exceptions. No demand shall qualify as such unless made by the Emergence Significant Equityholders holding at least 25% of the aggregate number of outstanding shares of our common stock, and unless at least 25% of such aggregate number of outstanding shares of our common stock shall be included to be sold in each registration statement. In addition, the piggyback registration rights provide that, subject to certain conditions and exceptions, if we propose to file a registration statement under the Securities Act with respect to an offering of equity securities on a form that would permit the registration of our common stock held by the Emergence Significant Equityholders that is subject to the registration rights agreement, then we will offer each of the Emergence Significant Equityholders the opportunity to register all or part of their shares of our common stock that are subject to the registration rights agreement on the terms and conditions set forth in the registration rights agreement. The Emergence Significant Equityholders also have unlimited rights to register our common stock that is subject to the registration rights agreement on Form S-3, if and when we qualify to use such form. Under the registration rights agreement, we will pay customary fees and expenses in connection with any registration, including the reasonable fees and expenses of counsel for the Emergence Significant Equityholders. The Emergence Significant Equityholders have waived their rights under this registration rights agreement with regard to the rights offering.

        In connection with the Transactions, we will enter into a registration rights agreement with the Significant Equityholders on terms substantially similar to the registration rights agreement described above.

PLAN OF DISTRIBUTION

        We intend to distribute copies of this prospectus to those persons who were lenders under our second lien term loan facility as of the date of this prospectus following the effective date of the registration statement of which this prospectus is a part.

        We will distribute the shares of our common stock subscribed for in this offering after the closing date of this offering, which is expected to be on or before                        , 2008.

        We are offering the shares of our common stock in this offering directly to you. We have not employed any brokers, dealers or underwriters in connection with this offering and no commissions, fees or discounts will be paid in connection with this offering. Mellon Investor Services LLC is acting as subscription agent for this offering.

        Neither the Significant Equityholders nor any of our directors, officers or employees are soliciting participation by eligible participants in this offering or engaging in any other marketing or sales activity in connection therewith.

        We will pay all customary fees and expenses of the subscription agent related to this offering. We also have agreed to indemnify the subscription agent from liabilities that it may incur in connection with this offering.

        We have applied for qualification of this offering with certain state securities commissions. Prior to the commencement of this offering, we will advise residents of any such state if the securities commission in that state has disapproved this offering, or has imposed any conditions or limitations on this offering in such state. Such disapproval would result in eligible participants in that state not being able to participate in this offering, and such conditions or limitations could affect the terms of this offering with respect to eligible participants in that state. We have the discretion to delay or to refuse to distribute any shares you may elect to purchase through this offering if we deem it necessary to comply with applicable securities laws, including state securities and blue sky laws.

        The Significant Equityholders and/or their affiliates hold interests in loans under our secured credit facilities, including our second lien term loan facility, a portion of which is expected to be assigned to us in connection with this offering, and our first lien term loan facility, a portion of which is expected to be repaid with the net cash proceeds of the rights offering. We entered into amendments to our second lien term loan facility and our first lien term loan facility to permit the assignment of loans to us under our second lien term loan facility in this offering. In connection with the amendment to our second lien term loan facility, we paid an aggregate consent fee of $420,000 to the lenders under our second lien term loan facility who agreed to such amendment, including D. E. Shaw, Sigma and Chilton. In connection with the amendment to our first lien term loan facility, we paid an aggregate consent fee of approximately $3.5 million to the lenders under our first lien term loan facility who agreed to such amendment, including Chilton.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material U.S. federal income tax consequences to Holders, as defined below, of the acquisition of shares of our common stock ("Common Shares") pursuant to this offering and the ownership and disposition of our Common Shares received pursuant to this offering. This summary is for general information purposes only and does not take into account the individual facts and circumstances of any particular Holder. Therefore, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any Holder. Holders should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences of the acquisition of our Common Shares pursuant to this offering and the ownership and disposition of our Common Shares received pursuant to this offering.

        This discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practices and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in federal income tax consequences significantly different from those discussed in this summary. We have not requested, and do not intend to request, a ruling from the United States Internal Revenue Service (the "IRS") regarding any of the U.S. federal income tax consequences of the acquisition of our Common Shares pursuant to this offering and the ownership and disposition of our Common Shares received pursuant to this offering. As a result, this summary is not binding on the IRS or the courts, and no assurance can be given that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a court if so challenged.

        As used in this summary, (A) a "Holder" is any person that is listed as a lender under our second lien term loan facility in the Register (a "Registered Lender") (or, following the closing of this offering (the "Closing"), a beneficial owner of our Common Shares); (B) a "U.S. Holder" is any Holder that is (i) a citizen or an individual resident of the United States for federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for federal income tax purposes) organized under the laws of the United States or any of its political subdivisions, including the States and the District of Columbia, (iii) an estate the income of which is subject to federal income taxation regardless of its source, or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; (C) a "Non-U.S. Holder" is any Holder that is an individual, corporation, estate or trust that is not described in clause (B)(i), (ii), (iii) or (iv). If a pass-through entity, including partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a Registered Lender (or, following the Closing, a beneficial owner of our Common Shares), the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Owners or partners of a pass-through entity that is a Registered Lender (or, following the Closing, a beneficial owner of our Common Shares) should consult their own tax advisors as to the federal income, state and local, and non-U.S. tax consequences of the acquisition of our Common Shares pursuant to this offering and the ownership and disposition of our Common Shares received pursuant to this offering.

        This summary does not address the federal income tax consequences to certain categories of Holders subject to special rules, including Holders that are (i) banks, financial institutions or insurance companies, (ii) regulated investment companies or real estate investment trusts, (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (v) Holders that own our indebtedness under the second lien term loan facility (or, following the Closing, our Common Shares) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (vi) Holders that are liable for the "alternative minimum tax" under the Code, (vii) Holders that hold our indebtedness under the second lien term loan facility (or, following the Closing, our Common Shares) other than as a capital asset within the meaning of Section 1221 of the Code or (viii) U.S. expatriates.

        THIS SUMMARY IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL OF THE UNITED STATES FEDERAL INCOME AND OTHER TAX CONSIDERATIONS REGARDING THE ACQUISITION OF OUR COMMON SHARES PURSUANT TO THIS OFFERING AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES RECEIVED PURSUANT TO THIS OFFERING. BECAUSE THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF THE ACQUISITION OF OUR COMMON SHARES PURSUANT TO THIS OFFERING AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES RECEIVED PURSUANT TO THIS OFFERING IS UNCERTAIN, HOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS THAT MAY BE RELEVANT TO THEM BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

U.S. Holders

        The rules discussed in the following paragraphs will apply to your acquisition of our Common Shares pursuant to this offering and your ownership and disposition of our Common Shares received pursuant to this offering if you are a U.S. Holder, as defined above.

Acquisition of Our Common Shares

  Tax-Free Recapitalization Treatment

        The acquisition of our Common Shares pursuant to this offering may constitute a tax-free recapitalization if loans outstanding under our second lien term loan facility ("Loans") are treated as "securities" for U.S. federal income tax purposes. A debt instrument constitutes a "security" for these purposes if, based on all the facts and circumstances, the debt instrument constitutes a meaningful investment in the issuer of the debt instrument. Although there are a number of factors that may affect the determination of whether a debt instrument is a "security," one of the most important factors is the original term of the debt instrument, or the length of time between the issuance of the debt instrument and its maturity. In general, debt instruments with an original term of more than ten years are likely to be treated as "securities," and debt instruments with an original term of less than five years are unlikely to be treated as "securities." Whether a debt instrument with a term of maturity between five and ten years qualifies as a security is unclear. The Loans have an original term of 7 years. Although the matter is not free from doubt, we intend to take the position that the Loans constitute securities for United States federal income tax purposes.

        If the acquisition of our Common Shares pursuant to this offering constitutes a tax-free recapitalization, (i) you will generally recognize no gain or loss; (ii) your initial tax basis in our Common Shares received pursuant to this offering will be equal to your adjusted tax basis in the Loan you assign to us in exchange therefor immediately prior to the Closing and (iii) your holding period for our Common Shares so received will include the period during which you held the Loan so assigned.

  Taxable Treatment

        If, contrary to our expectations, your acquisition of our Common Shares pursuant to this offering does not constitute a tax-free recapitalization, you will generally recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of our Common Shares received pursuant to this offering and (ii) your adjusted tax basis in the Loan you assign to us in exchange therefor pursuant to this offering. Any gain recognized generally will be capital gain, and will be long-term capital gain if, at the time of the Closing, you have held the Loan for more than one year.

Your holding period for Common Shares received pursuant to this offering will commence on the date immediately following the date of the Closing, and your initial tax basis in such Common Shares so received will be the fair market value of our Common Shares on the date of the Closing.

  Accrued and Unpaid Interest

        We will pay accrued and unpaid interest to you on the Loan you assign to us pursuant to this offering on the next Interest Payment Date to occur after the date of the Closing. You will recognize interest income if you have not previously included such amount in your income.

        DUE TO THE INHERENTLY FACTUAL NATURE OF THE DETERMINATION, YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES RESULTING FROM THE ACQUISITION OF OUR COMMON SHARES PURSUANT TO THIS OFFERING.

Ownership of Our Common Shares

        The gross amount of any distribution of cash or property (other than in liquidation) made to you with respect to your Common Shares generally will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. A distribution, which is treated as a dividend for U.S. federal income tax purposes, may qualify for the 70% dividends received deduction if such amount is distributed to a U.S. Holder that is a corporation and certain holding periods and taxable income requirements are satisfied. Any dividend received by a U.S. Holder that is a corporation is subject to the "extraordinary dividend" provisions of the Code, however.

        A distribution in excess of our current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in your Common Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Common Shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be treated as capital gain, which will be treated as long-term capital gain if your holding period in your Common Shares exceeds one year as of the date of the distribution and otherwise will be short-term capital gain. If you are a non-corporate U.S. Holders, dividends received by you before January 1, 2011 may be "qualified dividend income" to you and may be subject to a maximum rate of U.S. federal income tax of 15% if certain holding period and other requirements are met.

Disposition of Our Common Shares

        You will generally recognize gain or loss upon the taxable sale, exchange or other disposition of our Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in such Common Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held such shares for more than one year. Long-term capital gains of an individual taxpayer for taxable dispositions prior to January 1, 2011 will be taxed at a maximum rate of 15%.

Non-U.S. Holders

        The rules discussed in the following paragraphs will apply to your acquisition of our Common Shares pursuant to this offering and the ownership and disposition of our Common Shares received pursuant to this offering if you are a Non-U.S. Holder, as defined above.

Acquisition of Our Common Shares

        Even if the acquisition of our Common Shares pursuant to this offering does not constitute a tax-free recapitalization as discussed above, you generally will not be subject to U.S. federal income taxation on income, if any, recognized in connection with such acquisition unless (i) income in respect of the Loan you assign to us in exchange for our Common Shares pursuant to this offering is treated as effectively connected to the conduct of your trade or business in the United States (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by you) or (ii) you are a non-resident alien individual, who is present in the United States for 183 days or more in the year of the acquisition, and certain other conditions are met.

Ownership of Our Common Shares

        Dividends paid to you on your Common Shares will generally be subject to U.S. withholding tax at a rate of 30%. The withholding tax may not apply, however, or may apply at a reduced rate, under terms of a tax treaty between the United States and your country of residence. Generally, you must demonstrate your entitlement to treaty benefits by providing an IRS Form W-8 BEN (or other applicable form), certifying under penalty of perjury that you are not a U.S. person and are entitled to treaty benefits. If your Common Shares are held through certain foreign intermediaries, other forms of certification complying with the requirements of applicable U.S. Treasury Regulations may be required. Special certification and other requirements may apply if you are a non-U.S. Holder that is not an individual.

Disposition of Our Common Shares

        Except as described below and subject to the discussion concerning backup withholding, any gain realized by you on the sale, exchange or disposition of Common Shares will generally not be subject to U.S. federal income tax unless: (a) the gain is effectively connected with your trade or business in the United States, and where a tax treaty applies, is attributable to your U.S. permanent establishment; (b) you are a non-resident alien individual, who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other conditions are met; (c) you are subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States); or (d) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes during the 5-year period ending on the date of the sale, exchange or other disposition. We do not believe that we are currently a "United States real property holding corporation," that we have been one during the last five years or that we will become one in the future.

Information Reporting and Backup Withholding Tax

        The IRC imposes backup withholding tax, currently at the rate of 28%, on certain payments, including payments of dividends and proceeds paid by brokers to their customers, if a taxpayer (a) fails to furnish its correct taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect taxpayer identification number, (c) is notified by the IRS that it has previously failed to report properly items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such taxpayer has furnished its correct taxpayer identification number and that the IRS has not notified such taxpayer that it is subject to backup withholding tax (generally on Form W-9). However, taxpayers that are corporations generally are excluded from these information reporting and backup withholding tax rules.

        The information reporting and backup withholding rules do not apply to payments that are subject to 30% withholding tax on dividends paid to nonresidents, or to payments that are subject to a lower withholding tax rate or exempt from tax by application of a tax treaty or special exception. Therefore, payments of dividends on Common Shares will generally not be subject to information reporting or backup withholding if you certify your nonresident status as described above. In addition, payments made to you by a broker upon a sale of a Common Share will generally not be subject to information reporting or backup withholding as long as you certify your foreign status.

        Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against your U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if you furnish required information to the IRS. If you do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the IRS. You should consult your own tax advisor regarding the information reporting and backup withholding tax rules.

Consequences to the Company

Cancellation of Indebtedness Income

        If, and to the extent that, the fair market value of our Common Shares issued pursuant to this offering is less than the adjusted issue price of the Loan assigned to us in exchange therefor pursuant to this offering, we will recognize cancellation of indebtedness ("COD") income, subject to an exception if and to the extent that we are "insolvent" (defined as an excess of liabilities over the fair market value of assets) immediately before the Closing.

        It is unclear whether we will recognize COD income in connection with this offering because the amount of COD income will depend upon the fair market value of our common stock on the date of the Closing. We believe, however, that we will have sufficient NOL carry forwards to offset any COD income recognized in connection with this offering.

Net Operating Losses

        As of December 30, 2007, we had approximately $288.7 million of NOLs with which to offset our future taxable income. Section 382 of the IRC, however, limits a corporation's utilization of an NOL following a Section 382 ownership change. We have determined that we had a Section 382 ownership change on June 6, 2001 and again, upon our emergence from bankruptcy, on February 12, 2007. We requested a ruling from the National Office of the IRS regarding certain transactions that occurred between April 20, 2006 and May 3, 2006. We received a ruling from, and entered into a closing agreement with, the IRS confirming that we did not undergo any Section 382 ownership change during the period beginning on June 7, 2001 and ending on May 15, 2006. For the portion of the tax year prior to the February 2007 ownership change and the June 2001 ownership change, an annual NOL limitation of approximately $21.0 million would be applicable on a pro rata basis. Although the amount of the annual limitation has not been finally determined, we do not expect these existing annual limitations on the use of our NOLs to have a significant near-term impact on our cash flows or financial position.

        We believe, however, that it is likely, although not certain, that we will undergo another ownership change as a result of the Transactions. Whether an ownership change will occur as a result of the Transactions will depend on the degree of participation by our current stockholders in the rights offering and the lenders in this offering, as well as potential changes in share ownership resulting from market transactions.

        The offerings will expire on                                    , 2008, which is after completion of our current fiscal quarter, which ends on June 29, 2008. Depending on our anticipated results of operations for such fiscal quarter, we may exercise our rights under the equity commitment agreement prior to the Expiration Date. In that instance, and subject to satisfaction of the conditions set forth in the equity commitment agreement, we and the Significant Equityholders will consummate the sale and issuance of $100.0 million of our common stock, at $0.65 per share, payable in cash or through the assignment to us of loans under our second lien term loan facility, on or prior to June 27, 2008. If such exercise occurs prior to the closing of the offerings, we will have a Section 382 ownership change as a result. Even if we do not undergo an ownership change as a result of the Transactions, we still may undergo an ownership change at any time. Any ownership change would impose additional annual limitations and severely limit our ability to use our NOLs in the future.

LEGAL MATTERS

        Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, has passed on the legality of the common stock to be issued in this offering.

EXPERTS

        The consolidated financial statements and schedules of Foamex International Inc. and subsidiaries as of December 30, 2007 and December 31, 2006 and for each of the years in the three-year period ended December 30, 2007, and management's assessment of the effectiveness of internal control over financial reporting as of December 30, 2007, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," effective January 2, 2006, Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," effective December 31, 2006, and Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143," effective January 1, 2006.

        The consolidated financial statements of Foamex Asia Company Limited and its subsidiaries as of August 31, 2007 and December 31, 2006, and for the period from January 1, 2007 to August 31, 2007 and the year ended December 31, 2006, have been incorporated by reference herein in reliance upon the report of KPMG Phoomchai Audit Ltd., certified public accountant, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

        We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 to register this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and our securities, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

        You should rely only upon the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than that on the front cover of this prospectus.

Annex A

HOLDINGS ASSIGNMENT AND ASSUMPTION

        This Assignment and Assumption Agreement (this "Holdings Assignment and Assumption") is dated as of the Applicable Effective Date set forth below and is entered into by and between the Assignor specified below (the "Assignor") and Foamex International Inc., as Assignee (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement (as defined below), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Holdings Assignment and Assumption as if set forth herein in full.

        For an agreed consideration in accordance with Section 10.20 of the Credit Agreement, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Applicable Effective Date specified below, (i) all of the Assignor's rights with respect to the principal amount of Loans identified below (together with all of the Assignor's rights and obligations under the Credit Agreement and the other Loan Documents relating to such Loans) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Holdings Assignment and Assumption, without representation or warranty by the Assignor, and, in each case, without prejudice to any representations and warranties made by the Assignor in a separate document or instrument with respect to the issuance or sale to the Assignor of shares of Holdings Qualified Capital Stock.

1.
Assignor(1):

2.
Assignee:    Foamex International Inc.

3.
Borrower:    Foamex L.P.

4.
Administrative Agent:    Bank of America, N.A., as the Administrative Agent under the Credit Agreement

5.
Credit Agreement:    Second Lien Term Credit Agreement, dated as of February 12, 2007 (as amended, amended and restated, extended, supplemented or otherwise modified in writing from time to time), among Foamex L.P., a Delaware limited partnership, Foamex International Inc., a Delaware corporation, each lender from time to time party thereto, and Bank of America, N.A., as Administrative Agent and Collateral Agent.

(1)
The name of the Assignor is to be inserted as it appears in the Register maintained by the Administrative Agent.

6.
Assigned Interest:

Facility Assigned	Principal Amount of Loans Assigned(2)	CUSIP Number
Second Lien Term Loans		$34412GAD7

        Principal Amount of Loans Submitted for Assignment: $                    , subject to acceptance by Holdings of a lesser amount in accordance with Section 10.20(i) of the Credit Agreement.

7.
Applicable Effective Date(3):

        The terms set forth in this Holdings Assignment and Assumption are hereby agreed to:

ASSIGNOR
By:
Name: Title:
ASSIGNEE
FOAMEX INTERNATIONAL INC.
By:
Name: Title:

(2)
Because this Holdings Assignment and Assumption is being delivered pursuant to a Permitted Offer the terms of which include a right of Holdings to accept less than all of the principal amount of Loans submitted for assignment by a Lender under such Holdings Assignment and Assumption, (i) leave "Principal Amount of Loans Assigned" in the table blank and (ii) insert the "Principal Amount of Loans Submitted for Assignment" below. Holdings is authorized to fill in the "Principal Amount of Loans Assigned" in the Holdings Assignment and Assumption in accordance with Section 10.20(i) of the Credit Agreement.

(3)
Holdings is authorized to fill in the "Applicable Effective Date" in accordance with Section 10.20(g) of the Credit Agreement.

A-2

ANNEX 1 TO HOLDINGS ASSIGNMENT AND ASSUMPTION

STANDARD TERMS AND CONDITIONS FOR
HOLDINGS ASSIGNMENT AND ASSUMPTION

        1.    Representations and Warranties.

        1.1.    Assignor.    The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Holdings Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

        1.2.    Assignee.    The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Holdings Assignment and Assumption and to consummate the transactions contemplated hereby and (ii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 6.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Holdings Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender and (b) acknowledges that, immediately and automatically upon the Applicable Effective Date, all of the rights and obligations assigned to and assumed by the Assignee hereunder (including the applicable Loans but excluding all accrued and unpaid interest thereon) shall be (i) contributed to the capital of the Borrower for no consideration and (ii) legally terminated, cancelled and extinguished and no longer outstanding for all purposes of the Credit Agreement and the other Loan Documents.

        2.    Payments.    From and after the Applicable Effective Date, the Administrative Agent shall make all payments of interest in respect of the Assigned Interest to the Assignor for unpaid amounts which have accrued to but excluding the Applicable Effective Date.

        3.    General Provisions.    This Holdings Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Holdings Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Holdings Assignment and Assumption by facsimile or portable document format shall be effective as delivery of a manually executed counterpart of this Holdings Assignment and Assumption. This Holdings Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

A-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth an estimate of the costs and expenses payable by the registrant in connection with this offering:

SEC Registration Fee	$2,948
Printing and Engraving Expenses	75,000
Accounting Fees and Expenses	100,000
Financial Advisory Fees and Expenses	700,000
Legal Fees and Expenses	1,150,000
Lender Consent Fees	1,935,000
Subscription Agent's Fees and Expenses	20,000
Miscellaneous Expenses	17,052

Total	$4,000,000

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law, or the DGCL, provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement), actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

        Our second amended and restated certificate of incorporation, provides that, to the fullest extent permitted by the DGCL, we will indemnify any person who is involved in legal proceedings, including an action by or in the right of the Company, by reason of the fact that the person is or was a director or officer of the Company, or is or was serving at the Company's request as a director, officer, manager, trustee, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise while serving as a director or officer of the Company, provided that except as otherwise provided in our second amended and restated certificate of incorporation, in the case of a proceeding initiated by an indemnitee, the Company shall indemnify any indemnitee only if such proceeding was authorized by the Board. The Company is also required to advance to directors, officers and any other person entitled to indemnification, payments for their expenses incurred in defending a proceeding to which indemnification might apply, provided that, if required by the DGCL, the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified. In addition, our second amended and restated certificate of incorporation specifically provides that the indemnification rights granted thereunder are non-exclusive.

        Section 102 of the DGCL permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Item 15.    Recent Sales of Unregistered Securities.

  (i)
  On February 12, 2007, in connection with the equity commitment agreement dated October 13, 2006, D. E. Shaw Laminar Portfolios, L.L.C. ("D. E. Shaw"), Goldman, Sachs & Co. ("Goldman"), Sigma Capital Associates LLC ("Sigma"), Par IV Master Fund, Ltd., and Sunrise Partners Limited Partnership exercised the call option and acquired a total of approximately 1.0 million shares of our common stock.

  (ii)
  On April 17, 2008, we exercised our option under the equity cure letters delivered to us by D. E. Shaw, Goldman and Sigma to require them to purchase shares of our capital stock for an aggregate consideration of $18.5 million. In connection with such exercise, we issued an aggregate of 18,500 shares of our Series D preferred stock to D. E. Shaw, Goldman and Sigma. In addition, pursuant to the terms of the equity cure letters, we issued an aggregate of 620,083 shares of our common stock to D. E. Shaw, Goldman and Sigma.

  (iii)
  Pursuant to the equity commitment agreement, we entered into put option agreements with each of D. E. Shaw, Sigma, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P. (collectively, the "Significant Equityholders"), pursuant to which, subject to a limited number of conditions, we may require them to purchase an aggregate of $100.0 million of our common stock at $0.65 per share to the extent they did not do so in the rights offering or in this offering. The put options expire on the earlier of (i) seven business days after the expiration of the offerings and (ii) March 31, 2009. We have agreed to pay the Significant Equityholders premiums in respect of their commitments, payable in shares of our common stock, of an aggregate of $8.625 million, at $0.65 per share.

        Each of the above transactions was entered into in reliance on the exemption from registration provided under Section 4(2) of the Securities Act. The shares issued or to be issued, as applicable, in each transaction were issued, or will be issued, as applicable, to persons or entities that had enough knowledge and experience to evaluate the risks and merits of the investment in the shares being issued or to be issued, as applicable, and were able to bear the economic risk involved in such an investment. The issuances were not or will not be, as applicable, effected using any form of general advertising or general solicitation. The recipients of securities represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were or will be, as applicable, affixed to any share certificates issued. Each recipient had access to adequate information about us.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.3	First Amended Joint Plan of Reorganization filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on October 23, 2006 (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International Inc. ("Foamex International") reporting an event that occurred on October 24, 2006).
2.4	Second Amended Joint Plan of Reorganization filed with the Bankruptcy Court on November 27, 2006 (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on November 27, 2006).
3.1	Certificate of Limited Partnership of Foamex L.P. (incorporated herein by reference to the Exhibit to Foamex L.P.'s Registration Statement on Form S-1, Registration No. 33-69606).
3.2.1	Fourth Amended and Restated Agreement of Limited Partnership of Foamex L.P., dated as of December 14, 1993, by and among FMXI, LLC ("FMXI") and Trace Foam Company, Inc. ("Trace Foam"), as general partners, and Foamex International as a limited partner (the "Partnership Agreement") (incorporated herein by reference to the Exhibit to Foamex L.P.'s Registration Statement on Form S-1, Registration No. 33-69606).
3.2.2	First Amendment to the Partnership Agreement, dated June 28, 1994 (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended January 1, 1995).
3.2.3	Second Amendment to the Partnership Agreement, dated June 12, 1997 (incorporated herein by reference to the Exhibit to the Current Report on Form 8-K of Foamex International reporting an event that occurred on June 12, 1997).
3.2.4	Third Amendment to the Partnership Agreement, dated December 23, 1997 (incorporated herein by reference to the Exhibit to the Current Report on Form 8-K of Foamex L.P., Foamex Capital Corporation ("FCC") and Foamex International reporting an event that occurred on December 23, 1997).
3.2.5	Fourth Amendment to the Partnership Agreement, dated February 27, 1998 (incorporated herein by reference to the Current Report on Form 8-K of Foamex International reporting an event that occurred on February 27, 1998).
3.2.6	Fifth Amendment to the Partnership Agreement, dated March 26, 2002 (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex L.P. and FCC for the quarterly period ended March 31, 2002).
3.2.7	Sixth Amendment to the Partnership Agreement, dated December 29, 2006 (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.3	Operating Agreement of FMXI (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.4	Amendment to Operation Agreement of FMXI (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.7.1	Certificate of Incorporation of Foamex International (incorporated herein by reference to the Exhibit to Foamex L.P.'s Registration Statement on Form S-1, Registration No. 33-69606).

3.7.2	Amendment to Certificate of Incorporation of Foamex International (incorporated herein by reference to the Exhibit in the Registration Statement of Foamex International on Form S-4, Registration No. 333-30291).
3.7.3	Second Amended and Restated Certificate of Incorporation of Foamex International (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 9, 2007).
3.8	By-laws of Foamex International (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 9, 2007).
3.8.1	Amended and Restated By-laws of Foamex International (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on April 14, 2007).
3.9	Amended and Restated Certificate of Incorporation of Foamex Asia, Inc. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.11	Amended and Restated Certificate of Incorporation of Foamex Latin America, Inc. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.13	Amended and Restated Certificate of Incorporation of Foamex Mexico, Inc. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
4.9.1	Promissory Note, dated June 12, 1997, in the aggregate principal amount of $5,000,000, executed by Trace International Holdings, Inc. ("Trace Holdings") to Foamex L.P. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 1998).
4.9.2	Promissory Note, dated June 12, 1997, in the aggregate principal amount of $4,794,828, executed by Trace Holdings to Foamex L.P. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 1998).
4.18	Equity Commitment Agreement, dated as of October 13, 2006, by and among Foamex International Inc. and D. E. Shaw Laminar Portfolios, L.L.C., Goldman, Sachs & Co., Par IV Master Fund, Ltd., Sunrise Partners Limited Partnership, and Sigma Capital Associates, LLC. (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on October 13, 2006).
4.19	Registration Rights Agreement, dated as of February 12, 2007, between Foamex International and D. E. Shaw Laminar Portfolios, L.L.C., Goldman, Sachs & Co., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd. and Sunrise Partners Limited Partnership (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 9, 2007).
4.20†	Equity Commitment Agreement dated April 1, 2008, among Foamex International, D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P.
4.21†	Put Option Agreement, dated April 1, 2008, between Foamex International and D. E. Shaw Laminar Portfolios, L.L.C.

4.22†	Put Option Agreement, dated April 1, 2008, between Foamex International and Sigma Capital Associates, LLC
4.23†	Put Option Agreement, dated April 1, 2008, between Foamex International, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P.
4.24*	Registration Rights Agreement among Foamex International, D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P.
4.25†	Equity Cure Letter, dated February 13, 2008, from D. E. Shaw Laminar Portfolios, L.L.C.
4.26†	Equity Cure Letter, dated February 13, 2008, from Goldman, Sachs & Co.
4.27†	Equity Cure Letter, dated February 13, 2008, from Sigma Capital Associates, LLC
4.28	Certificate of Designations of Series D Preferred Stock of Foamex International (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
4.29	Certificate of Designations of Series E Preferred Stock of Foamex International (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
5.1**	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
10.2	Shareholder Agreement, dated December 31, 1992, among Recticel, s.a. ("Recticel"), Recticel Holding Noord B.V., Foamex L.P., Beamech Group Limited, LME-Beamech, Inc., James Brian Blackwell, and Prefoam AG relating to a foam technology-sharing arrangement (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex L.P. and FCC for fiscal year ended January 3, 1993).
10.3	Asset Transfer Agreement, dated as of October 2, 1990, between Trace Holdings and Foamex L.P. (the "Trace Holdings Asset Transfer Agreement") (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.4	First Amendment, dated as of December 19, 1991, to the Trace Holdings Asset Transfer Agreement (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.5	Amended and Restated Guaranty, dated as of December 19, 1991, made by Trace Foam in favor of Foamex L.P. (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.6	Asset Transfer Agreement, dated as of October 2, 1990, between Recticel Foam Corporation ("RFC") and Foamex L.P. (the "RFC Asset Transfer Agreement") (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.7	First Amendment, dated as of December 19, 1991, to the RFC Asset Transfer Agreement (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).

10.10.5	The Foamex L.P. Hourly Pension Plan (formerly "The Foamex Products Inc. Hourly Employee Retirement Plan"), as amended December 31, 1995 (incorporated by reference to the Exhibit to the Form 10-Q of Foamex L.P. for the quarterly period ended September 28, 1997).
10.10.6	Foamex L.P. 401(k) Savings Plan effective October 1, 1997 (incorporated by reference to the Exhibit to the Form 10-Q of Foamex L.P. for the quarterly period ended September 28, 1997).
10.10.12	Foamex Supplemental Executive Retirement Plan, effective as of May 15, 2001 (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2001).
10.11.12	Form of Foamex International Code of Ethics for Director, Officers, Senior Management and Certain Other Employees (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex L.P. and FCC for the fiscal year ended December 28, 2003).
10.17	Salaried Incentive Plan of Foamex L.P. and Subsidiaries (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.17.2	Loan Agreement between Hua Kee Company Limited and Foamex Asia, Inc., dated as of July 8, 1997 (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.18.1	Joint Venture Agreement between Hua Kee Company Limited and Foamex Asia, Inc., amended and restated as of December 3, 2001 (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended June 30, 2001).
10.19	The Foamex L.P. Salaried Pension Plan (formerly, "The General Felt Industries, Inc. Retirement Plan for Salaried Employees"), effective as of January 1, 1995 (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex L.P. for fiscal year ended January 2, 1994).
10.22	Foamex International Amended and Restated 1993 Stock Option Plan (incorporated herein by reference to the Appendix to Foamex International's definitive amended and restated proxy statement dated July 12, 2001).
10.23	Foamex International Non-Employee Director Compensation Plan (incorporated herein by reference to the Exhibit to Foamex L.P.'s Registration Statement on Form S-1, Registration No. 33-69606).
10.24	Foamex International Equity Incentive Plan for Non-Employee Directors (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended June 30, 2001).
10.25	Foamex International Key Employee Incentive Bonus Plan (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended June 30, 2001).
10.27	Amended and Restated Consulting Agreement, dated as of February 27, 2005, by and between Foamex L.P. and Robert J. Hay (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex L.P. and FCC for the quarterly period ended April 3, 2005).

10.30	Foamex International 2002 Stock Award Plan, as Amended and Restated (incorporated herein by reference to Foamex International's definitive proxy statement dated April 26, 2004).
10.45	Revolving Credit Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International the subsidiary guarantors of borrower party thereto, the financial institutions party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.46	Revolving Credit Security Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, and the subsidiary guarantors of borrower party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.46.1	Waiver Agreement, dated as of March 28, 2008, to the Revolving Credit Agreement, among Foamex L.P., as borrower, borrower's affiliates thereto as guarantors, the financial institutions party thereto as lenders, and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.47	First Lien Term Credit Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, as parent guarantor, the lending institutions party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.47.1	Amendment and Consent No. 1 to First Lien Term Loan Credit Agreement, dated as of March 24, 2008, among Foamex L.P., as borrower, Foamex International, the lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.48	First Lien Term Security Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, and the subsidiary guarantors of borrower party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.49	Second Lien Term Credit Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, as parent guarantor, the lending institutions party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.49.1	Amendment No. 1 to Second Lien Term Loan Credit Agreement, dated as of March 24, 2008, among Foamex L.P., as borrower, Foamex International, the lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).

10.50	Second Lien Term Security Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, and the subsidiary guarantors of borrower party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.51	Employment Agreement, dated as of February 12, 2007, between Foamex International, Foamex L.P., and Raymond E. Mabus, Jr. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.52	Employment Agreement, dated as of February 12, 2007, between Foamex International, Foamex L.P., and Gregory J. Christian (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.53	Employment Agreement, dated as of February 12, 2007, between Foamex International, Foamex L.P., and Andrew M. Thompson (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.54	Employment Agreement, dated as of February 12, 2007, between Foamex International, Foamex L.P., and Donald Phillips (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.55	Foamex International Inc. 2007 Management Incentive Plan (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.56	Separation Agreement, dated as of April 16, 2007, between Foamex International, Foamex L.P. and Raymond E. Mabus, Jr. (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended April 1, 2007).
10.57	Employment Agreement, dated as of April 16, 2007, between Foamex International, Foamex L.P. and John G. Johnson, Jr. (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended April 1, 2007).
10.58	Amended Employment Agreement, dated July 20, 2007, between Foamex International, Foamex L.P. and John G. Johnson, Jr. (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on July 20, 2007).
10.59	Supplemental Retirement Agreement, dated July 20, 2007, between Foamex International, Foamex L.P. and John G. Johnson, Jr. (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on July 20, 2007).
10.60	Employment Agreement, dated as of August 6, 2007, between Foamex International, Foamex L.P. and Robert M. Larney (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended July 1, 2007).
10.61	Employment Agreement, dated as of August 22, 2007, between Foamex International, Foamex L.P. and James B. Gamache (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended September 30, 2007).

10.62	Separation and Consulting Agreement, dated as of August 27, 2007, between Foamex International, Foamex L.P. and Gregory J. Christian (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended September 30, 2007).
10.63	Amended Employment Agreement, dated February 4, 2008, between Foamex International, Foamex L.P. and Andrew M. Thompson (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 4, 2008).
10.64	Amended Employment Agreement, dated February 1, 2008, between Foamex International Inc., Foamex L.P. and Donald Phillips (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 4, 2008).
10.65	Employment Agreement, dated as of April 7, 2008, between Foamex International, Foamex L.P., and David Prilutski (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on April 4, 2008).
10.66	Change in Control Protection Agreement, dated as of December 20, 2002, between Foamex International and Paul A. Haslanger (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.66.1	Amendment to Change in Control Protection Agreement, dated as of January 31, 2007, between Foamex International and Paul A. Haslanger (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.67	Change in Control Protection Agreement, dated as of December 20, 2002, between Foamex International and Darrell Nance (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.67.1	Amendment to Change in Control Protection Agreement, dated as of January 31, 2007, between Foamex International and Darrell Nance (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
21	Subsidiaries of Foamex International (incorporated by reference to Exhibit 21 to the Form 10-K of Foamex International for the fiscal year ended December 30, 2007).
23.1*	Consent of Independent Registered Public Accounting Firm, KPMG LLP.
23.2*	Consent of Certified Public Accountant, KPMG Phoomchai Audit Ltd.
24.1†	Powers of Attorney (included on signature page of this Part II).

*
Filed herewith

**
To be filed by amendment

†
Previously filed

Item 17.    Undertakings.

        (a)   The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

        The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

        (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

        (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

        (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

        (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (b)   The undersigned registrant hereby undertakes insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Linwood, Pennsylvania on this 30th day of May, 2008.

FOAMEX INTERNATIONAL INC.
By:	/s/ JOHN G. JOHNSON, JR. Name: John G. Johnson, Jr. Title: Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on May 30, 2008 by the following persons in the following capacities.

Signature	Title

/s/ JOHN G. JOHNSON, JR. John G. Johnson, Jr.	Chief Executive Officer and Director (Principal Executive Officer)
* Robert M. Larney	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
* Robert B. Burke	Director
* Seth Charnow	Director
* Eugene I. Davis	Director
* David J. Lyon	Director
* Gregory E. Poling	Director
* Thomas M. Hudgins	Director

*By	/s/ JOHN G. JOHNSON, JR. John G. Johnson, Jr. Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
2.3	First Amended Joint Plan of Reorganization filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on October 23, 2006 (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International Inc. ("Foamex International") reporting an event that occurred on October 24, 2006).
2.4	Second Amended Joint Plan of Reorganization filed with the Bankruptcy Court on November 27, 2006 (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on November 27, 2006).
3.1	Certificate of Limited Partnership of Foamex L.P. (incorporated herein by reference to the Exhibit to Foamex L.P.'s Registration Statement on Form S-1, Registration No. 33-69606).
3.2.1	Fourth Amended and Restated Agreement of Limited Partnership of Foamex L.P., dated as of December 14, 1993, by and among FMXI, LLC ("FMXI") and Trace Foam Company, Inc. ("Trace Foam"), as general partners, and Foamex International as a limited partner (the "Partnership Agreement") (incorporated herein by reference to the Exhibit to Foamex L.P.'s Registration Statement on Form S-1, Registration No. 33-69606).
3.2.2	First Amendment to the Partnership Agreement, dated June 28, 1994 (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended January 1, 1995).
3.2.3	Second Amendment to the Partnership Agreement, dated June 12, 1997 (incorporated herein by reference to the Exhibit to the Current Report on Form 8-K of Foamex International reporting an event that occurred on June 12, 1997).
3.2.4	Third Amendment to the Partnership Agreement, dated December 23, 1997 (incorporated herein by reference to the Exhibit to the Current Report on Form 8-K of Foamex L.P., Foamex Capital Corporation ("FCC") and Foamex International reporting an event that occurred on December 23, 1997).
3.2.5	Fourth Amendment to the Partnership Agreement, dated February 27, 1998 (incorporated herein by reference to the Current Report on Form 8-K of Foamex International reporting an event that occurred on February 27, 1998).
3.2.6	Fifth Amendment to the Partnership Agreement, dated March 26, 2002 (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex L.P. and FCC for the quarterly period ended March 31, 2002).
3.2.7	Sixth Amendment to the Partnership Agreement, dated December 29, 2006 (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.3	Operating Agreement of FMXI (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.4	Amendment to Operation Agreement of FMXI (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.7.1	Certificate of Incorporation of Foamex International (incorporated herein by reference to the Exhibit to Foamex L.P.'s Registration Statement on Form S-1, Registration No. 33-69606).

3.7.2	Amendment to Certificate of Incorporation of Foamex International (incorporated herein by reference to the Exhibit in the Registration Statement of Foamex International on Form S-4, Registration No. 333-30291).
3.7.3	Second Amended and Restated Certificate of Incorporation of Foamex International (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 9, 2007).
3.8	By-laws of Foamex International (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 9, 2007).
3.8.1	Amended and Restated By-laws of Foamex International (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on April 14, 2007).
3.9	Amended and Restated Certificate of Incorporation of Foamex Asia, Inc. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.11	Amended and Restated Certificate of Incorporation of Foamex Latin America, Inc. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
3.13	Amended and Restated Certificate of Incorporation of Foamex Mexico, Inc. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
4.9.1	Promissory Note, dated June 12, 1997, in the aggregate principal amount of $5,000,000, executed by Trace International Holdings, Inc. ("Trace Holdings") to Foamex L.P. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 1998).
4.9.2	Promissory Note, dated June 12, 1997, in the aggregate principal amount of $4,794,828, executed by Trace Holdings to Foamex L.P. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 1998).
4.18	Equity Commitment Agreement, dated as of October 13, 2006, by and among Foamex International Inc. and D. E. Shaw Laminar Portfolios, L.L.C., Goldman, Sachs & Co., Par IV Master Fund, Ltd., Sunrise Partners Limited Partnership, and Sigma Capital Associates, LLC. (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on October 13, 2006).
4.19	Registration Rights Agreement, dated as of February 12, 2007, between Foamex International and D. E. Shaw Laminar Portfolios, L.L.C., Goldman, Sachs & Co., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd. and Sunrise Partners Limited Partnership (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 9, 2007).
4.20†	Equity Commitment Agreement dated April 1, 2008, among Foamex International, D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P.
4.21†	Put Option Agreement, dated April 1, 2008, between Foamex International and D. E. Shaw Laminar Portfolios, L.L.C.

4.22†	Put Option Agreement, dated April 1, 2008, between Foamex International and Sigma Capital Associates, LLC
4.23†	Put Option Agreement, dated April 1, 2008, between Foamex International, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P.
4.24*	Registration Rights Agreement among Foamex International, D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) and Q Funding III, L.P.
4.25†	Equity Cure Letter, dated February 13, 2008, from D. E. Shaw Laminar Portfolios, L.L.C.
4.26†	Equity Cure Letter, dated February 13, 2008, from Goldman, Sachs & Co.
4.27†	Equity Cure Letter, dated February 13, 2008, from Sigma Capital Associates, LLC
4.28	Certificate of Designations of Series D Preferred Stock of Foamex International (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
4.29	Certificate of Designations of Series E Preferred Stock of Foamex International (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
5.1**	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
10.2	Shareholder Agreement, dated December 31, 1992, among Recticel, s.a. ("Recticel"), Recticel Holding Noord B.V., Foamex L.P., Beamech Group Limited, LME-Beamech, Inc., James Brian Blackwell, and Prefoam AG relating to a foam technology-sharing arrangement (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex L.P. and FCC for fiscal year ended January 3, 1993).
10.3	Asset Transfer Agreement, dated as of October 2, 1990, between Trace Holdings and Foamex L.P. (the "Trace Holdings Asset Transfer Agreement") (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.4	First Amendment, dated as of December 19, 1991, to the Trace Holdings Asset Transfer Agreement (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.5	Amended and Restated Guaranty, dated as of December 19, 1991, made by Trace Foam in favor of Foamex L.P. (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.6	Asset Transfer Agreement, dated as of October 2, 1990, between Recticel Foam Corporation ("RFC") and Foamex L.P. (the "RFC Asset Transfer Agreement") (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.7	First Amendment, dated as of December 19, 1991, to the RFC Asset Transfer Agreement (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).

10.10.5	The Foamex L.P. Hourly Pension Plan (formerly "The Foamex Products Inc. Hourly Employee Retirement Plan"), as amended December 31, 1995 (incorporated by reference to the Exhibit to the Form 10-Q of Foamex L.P. for the quarterly period ended September 28, 1997).
10.10.6	Foamex L.P. 401(k) Savings Plan effective October 1, 1997 (incorporated by reference to the Exhibit to the Form 10-Q of Foamex L.P. for the quarterly period ended September 28, 1997).
10.10.12	Foamex Supplemental Executive Retirement Plan, effective as of May 15, 2001 (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2001).
10.11.12	Form of Foamex International Code of Ethics for Director, Officers, Senior Management and Certain Other Employees (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex L.P. and FCC for the fiscal year ended December 28, 2003).
10.17	Salaried Incentive Plan of Foamex L.P. and Subsidiaries (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.17.2	Loan Agreement between Hua Kee Company Limited and Foamex Asia, Inc., dated as of July 8, 1997 (incorporated herein by reference to the Exhibit to the Registration Statement of Foamex L.P. and FCC on Form S-1, Registration Nos. 33-49976 and 33-49976-01).
10.18.1	Joint Venture Agreement between Hua Kee Company Limited and Foamex Asia, Inc., amended and restated as of December 3, 2001 (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended June 30, 2001).
10.19	The Foamex L.P. Salaried Pension Plan (formerly, "The General Felt Industries, Inc. Retirement Plan for Salaried Employees"), effective as of January 1, 1995 (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex L.P. for fiscal year ended January 2, 1994).
10.22	Foamex International Amended and Restated 1993 Stock Option Plan (incorporated herein by reference to the Appendix to Foamex International's definitive amended and restated proxy statement dated July 12, 2001).
10.23	Foamex International Non-Employee Director Compensation Plan (incorporated herein by reference to the Exhibit to Foamex L.P.'s Registration Statement on Form S-1, Registration No. 33-69606).
10.24	Foamex International Equity Incentive Plan for Non-Employee Directors (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended June 30, 2001).
10.25	Foamex International Key Employee Incentive Bonus Plan (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended June 30, 2001).
10.27	Amended and Restated Consulting Agreement, dated as of February 27, 2005, by and between Foamex L.P. and Robert J. Hay (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex L.P. and FCC for the quarterly period ended April 3, 2005).

10.30	Foamex International 2002 Stock Award Plan, as Amended and Restated (incorporated herein by reference to Foamex International's definitive proxy statement dated April 26, 2004).
10.45	Revolving Credit Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International the subsidiary guarantors of borrower party thereto, the financial institutions party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.46	Revolving Credit Security Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, and the subsidiary guarantors of borrower party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.46.1	Waiver Agreement, dated as of March 28, 2008, to the Revolving Credit Agreement, among Foamex L.P., as borrower, borrower's affiliates thereto as guarantors, the financial institutions party thereto as lenders, and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.47	First Lien Term Credit Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, as parent guarantor, the lending institutions party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.47.1	Amendment and Consent No. 1 to First Lien Term Loan Credit Agreement, dated as of March 24, 2008, among Foamex L.P., as borrower, Foamex International, the lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.48	First Lien Term Security Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, and the subsidiary guarantors of borrower party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.49	Second Lien Term Credit Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, as parent guarantor, the lending institutions party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.49.1	Amendment No. 1 to Second Lien Term Loan Credit Agreement, dated as of March 24, 2008, among Foamex L.P., as borrower, Foamex International, the lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).

10.50	Second Lien Term Security Agreement, dated as of February 12, 2007, among Foamex L.P., as borrower, Foamex International, and the subsidiary guarantors of borrower party thereto, and the Bank of America, N.A., as Administrative Agent (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.51	Employment Agreement, dated as of February 12, 2007, between Foamex International, Foamex L.P., and Raymond E. Mabus, Jr. (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.52	Employment Agreement, dated as of February 12, 2007, between Foamex International, Foamex L.P., and Gregory J. Christian (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.53	Employment Agreement, dated as of February 12, 2007, between Foamex International, Foamex L.P., and Andrew M. Thompson (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.54	Employment Agreement, dated as of February 12, 2007, between Foamex International, Foamex L.P., and Donald Phillips (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.55	Foamex International Inc. 2007 Management Incentive Plan (incorporated herein by reference to the Exhibit to the Annual Report on Form 10-K of Foamex International for the fiscal year ended December 31, 2006).
10.56	Separation Agreement, dated as of April 16, 2007, between Foamex International, Foamex L.P. and Raymond E. Mabus, Jr. (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended April 1, 2007).
10.57	Employment Agreement, dated as of April 16, 2007, between Foamex International, Foamex L.P. and John G. Johnson, Jr. (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended April 1, 2007).
10.58	Amended Employment Agreement, dated July 20, 2007, between Foamex International, Foamex L.P. and John G. Johnson, Jr. (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on July 20, 2007).
10.59	Supplemental Retirement Agreement, dated July 20, 2007, between Foamex International, Foamex L.P. and John G. Johnson, Jr. (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on July 20, 2007).
10.60	Employment Agreement, dated as of August 6, 2007, between Foamex International, Foamex L.P. and Robert M. Larney (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended July 1, 2007).
10.61	Employment Agreement, dated as of August 22, 2007, between Foamex International, Foamex L.P. and James B. Gamache (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended September 30, 2007).

10.62	Separation and Consulting Agreement, dated as of August 27, 2007, between Foamex International, Foamex L.P. and Gregory J. Christian (incorporated herein by reference to the Exhibit to the Form 10-Q of Foamex International for the quarterly period ended September 30, 2007).
10.63	Amended Employment Agreement, dated February 4, 2008, between Foamex International, Foamex L.P. and Andrew M. Thompson (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 4, 2008).
10.64	Amended Employment Agreement, dated February 1, 2008, between Foamex International, Foamex L.P. and Donald Phillips (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on February 4, 2008).
10.65	Employment Agreement, dated as of April 7, 2008, between Foamex International, Foamex L.P., and David Prilutski (incorporated herein by reference to the Exhibit to the Form 8-K of Foamex International reporting an event that occurred on April 4, 2008).
10.66	Change in Control Protection Agreement, dated as of December 20, 2002, between Foamex International and Paul A. Haslanger (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.66.1	Amendment to Change in Control Protection Agreement, dated as of January 31, 2007, between Foamex International and Paul A. Haslanger (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.67	Change in Control Protection Agreement, dated as of December 20, 2002, between Foamex International and Darrell Nance (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
10.67.1	Amendment to Change in Control Protection Agreement, dated as of January 31, 2007, between Foamex International and Darrell Nance (incorporated herein by reference to the Exhibit to the Quarterly Report on Form 10-Q of Foamex International for the fiscal quarter ended March 30, 2008).
21	Subsidiaries of Foamex International (incorporated by reference to Exhibit 21 to the Form 10-K of Foamex International Inc. for the fiscal year ended December 30, 2007).
23.1*	Consent of Independent Registered Public Accounting Firm, KPMG LLP.
23.2*	Consent of Certified Public Accountant, KPMG Phoomchai Audit Ltd.
24.1†	Powers of Attorney (included on signature page of this Part II).

*
Filed herewith

**
To be filed by amendment

†
Previously filed

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TABLE OF CONTENTS
INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS
PROSPECTUS SUMMARY
Our Company
Recent Developments
Corporate Structure and Principal Executive Offices
SUMMARY OF THE OFFERING
KEY DATES
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
OFFERING TERMS
THE RIGHTS OFFERING
THE TRANSACTIONS
EFFECTS OF THE TRANSACTIONS ON THE SIGNIFICANT EQUITYHOLDERS' OWNERSHIP
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
Annex A
HOLDINGS ASSIGNMENT AND ASSUMPTION
ANNEX 1 TO HOLDINGS ASSIGNMENT AND ASSUMPTION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX